Exhibit 99.31

APPLIED INVENTIONS MANAGEMENT CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE

HELD ON NOVEMBER 6, 2018

AND

MANAGEMENT INFORMATION CIRCULAR

DATED OCTOBER 5, 2018

APPLIED INVENTIONS MANAGEMENT CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Applied Inventions Management Corp. (the “Corporation”) will be held at the offices of Weirfoulds LLP, counsel to the Corporation, at 4100-66 Wellington Street West, PO Box 35, Toronto-Dominion Centre, Toronto, ON, M5K 1B7 at 8:00 a.m. (Toronto time) on November 6, 2018 for the following purposes:

(1)	to receive and consider the audited financial statements of the Corporation for the financial years ended August 31, 2017 and August 31, 2016, together with the auditor’s reports thereon;

(2)	to appoint RSM Canada LLP as auditor of the Corporation, until completion of the proposed reverse take- over of the Corporation by High Street Capital Partners LLC d/b/a Acreage Holdings (“Acreage”), whereby the Corporation will become the indirect parent of Acreage (the “Business Combination”) and authorize the board of directors of the Corporation (the “Board”) to fix the auditor’s remuneration;

(3)	to fix the number of directors of the Corporation for the ensuing year at four (4);
(4)	to elect the directors of the Corporation that will hold office until the next general meeting of the Corporation or completion of the Business Combination;
(5)	to consider and, if thought advisable, pass, with or without variation, a special resolution (the “Continuance Resolution”), the full text of which is set forth in the accompanying management information circular of the Corporation (the “Information Circular”), approving: (i) the application by the Corporation to the Ontario Ministry of Government and Consumer Services for authorization for the Corporation to continue from the Province of Ontario into the Province of British Columbia (the “Continuance”) prior to the completion of the Business Combination; and (ii) the filing with the Registrar of Companies under the Business Corporations Act (British Columbia) (the “BCBCA”) of an application for the Continuance (the “Continuance Application”). The Continuance Resolution, if passed, will also approve: (i) the adoption by the Corporation upon Continuance of articles under the BCBCA in the form attached hereto as Schedule “A” (the “Articles”); (ii) the inclusion with the Continuance Application of a notice of articles under the BCBCA reflecting the information that will apply to the Corporation upon Continuance (the “Notice of Articles”); and (iii) concurrently with and conditionally upon the Continuance, the amendment, by the Articles and Notice of Articles, of the Corporation’s current Articles of Incorporation and bylaws under the Business Corporations Act (Ontario), to make all changes necessary to conform to the BCBCA, and to:
(a)	subdivide the Corporation’s existing Class B multiple voting shares (the “Class B Multiple Voting Shares”) on the basis of one and one-half (1.5) Class B Multiple Voting Shares for each Class B Multiple Voting Share issued and outstanding immediately prior thereto (the “Subdivision”);
(b)	consolidate the Corporation’s issued and outstanding Class A subordinate voting shares (“Subordinate Voting Shares”) and Class B Multiple Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share or Class B Multiple Voting Share, as applicable, for a number of post-consolidation Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable: (i) to be fixed by the Corporation’s board of directors such that the aggregate number of Subordinate Voting Shares and Class B Multiple Voting Shares to be issued post-consolidation shall have an aggregate value of $1,500,000, based on the price per share of the financing to be conducted by Acreage in connection with the Business Combination; and (ii) to be no more than three hundred and fifty (350) (the “Consolidation”);
(c)	amend the terms of the Subordinate Voting Shares such that they will have the special rights and restrictions described under the heading “Summary Share Terms” in the accompanying Information Circular (the “New Subordinate Voting Shares”);
(d)	create a new class of shares consisting of an unlimited number of Class B proportionate voting shares (“Proportionate Voting Shares)” having the special rights and restrictions described under the heading “Summary Share Terms” in the accompanying Information Circular;

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(e)	create a new class of shares consisting of an unlimited number of Class C multiple voting shares (“Multiple Voting Shares”) having the special rights and restrictions described under the heading “Summary Share Terms” in the accompanying Information Circular;
(f)	amend the terms of the existing Class B Multiple Voting Shares resulting from the Subdivision and the Consolidation such that they will have the same special rights and restrictions as the New Subordinate Voting Shares, and be redesignated as New Subordinate Voting Shares; and
(g)	delete the Corporation's Class C preference shares in their entirety;
(6)	conditional on and effective upon the completion of the Business Combination, appoint MNP LLP or another auditor designated by Acreage as auditor for the Corporation and authorize the Board to fix the auditor’s remuneration (the “Auditor Resolution”);

(7)	prior to the completion of the Business Combination, change the financial year end of the Corporation to December 31st (the “Financial Year End Resolution”);
(8)	immediately prior to the completion of the Business Combination, to fix the number of directors at six (6) (the “Board Resolution”);

(9)	conditional on and effective upon the completion of the Business Combination, to elect the directors of the Corporation as set out herein (the “Director Election Resolution”);

(10)	to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving a change in the name of the Corporation to “Acreage Holdings, Inc.” or such other name as the directors of the Corporation, in their sole discretion, may determine to take effect upon the Continuance (the “Name Change Resolution”);

(11)	conditional on and effective upon the completion of the Business Combination, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new long-term equity-based incentive plan (the “Equity Incentive Plan Resolution”); and

(12)	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Information Circular of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered Shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company at 301- 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, by no later than 8:00 a.m. (Toronto time) on November 2, 2018, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

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The directors of the Corporation have fixed the close of business on October 5, 2018 as the record date for the determination of the Shareholders of the Corporation entitled to receive notice of the Meeting.

DATED this 5th day of October, 2018.

By Order of the Board of Directors

“Michael Stein”

Michael B. Stein
Director

APPLIED INVENTIONS MANAGEMENT CORP.

MANAGEMENT INFORMATION CIRCULAR AS AT OCTOBER 5, 2018

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Applied Inventions Management Corp. (the “Corporation”) for use at an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of the Corporation to be held on November 6, 2018, at the time and place and for the purposes set forth in an attached notice of the Meeting (the “Notice”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Corporation, or by other proxy solicitation services retained by the Corporation. The costs thereof will be borne by the Corporation. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries to forward solicitation materials to the beneficial owners of shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Unless otherwise specified, information contained in this Information Circular is given as of October 5, 2018 (the “Record Date”) and, unless otherwise specified, all amounts shown represent Canadian dollars.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

The persons named in the enclosed instrument of proxy are officers and directors of the Corporation who have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the Shareholders who appoint them.

A Shareholder has the right to designate or appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed proxy. Such right may be exercised by striking out the names of the two (2) persons designated in the proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper proxy and, in either case, delivering the completed and executed proxy to the Corporation c/o TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, at any time prior to 8:00 a.m. (Toronto time) on November 2, 2018, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such Meeting.

A Shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer, attorney or representative thereof and deposited at the registered office of the Corporation at any time prior to 8:00 a.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation’s registered and head office is located at Suite 801, 1 Adelaide Street East, Toronto, Ontario M5C 2V9.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting.

Only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by TSX Trust Company (“TSX Trust”), the registrar and transfer agent for the Subordinate Voting Shares and the Class B Multiple Voting Shares (each as herein defined), as registered Shareholders) will be recognized and acted upon at the Meeting. Shares that are listed in an account statement provided to a Beneficial Shareholder by a broker, it is likely that those shares are not registered in the Shareholder’s name, but rather the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the shares of the Corporation registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the Notice, this Information Circular and a voting instruction form or a Proxy, as applicable (collectively, the “Meeting Materials”), directly to NOBOs and indirectly through intermediaries to OBOs. NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly through intermediaries to OBOs. The Corporation will not pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.

The Corporation has used a NOBO list to send the Meeting Materials directly to NOBOs whose names appear on that list. If TSX Trust has sent these materials directly to a NOBO, such NOBO’s name and address and information about its shareholdings have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, any NOBO of the Corporation can expect to receive a voting instruction form from TSX Trust. NOBOs should complete and return the voting instruction form to the Corporation’s registrar and transfer agent in the envelope provided. TSX Trust will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings on Form 54-101F7 - Request for Voting Instructions Made by Intermediaries (“Form 54-101F7”). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Information Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to TSX Trust, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment or postponement thereof.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for: (i) delivering these Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to Shareholders in this Information Circular and the accompanying proxy and Notice are to Shareholders of record unless specifically stated otherwise.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted FOR each of the matters identified in the Notice and described in this Information Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Class A subordinate voting shares (the “Subordinate Voting Shares”), Class B multiple voting shares (the “Class B Multiple Voting Shares”) and Class C preference shares (the “Preference Shares”) of which, as of the date of this Information Circular, an aggregate of 1,138,435 Subordinate Voting Shares, 7,839,599 Class B Multiple Voting Shares, and no Preference Shares are issued and outstanding. Each Subordinate Voting Share entitles the holder thereof to one (1) vote at all meetings of Shareholders of the Corporation and each Class B Multiple Voting Share entitles the holder thereof to twenty (20) votes at all meetings of Shareholders of the Corporation. On September 21, 2018, Michael Stein, the Chief Executive Officer and Chairman of the board of directors of the Corporation entered into a lock-up agreement (the “Lock-Up Agreement”) with Acreage (as defined herein) pursuant to which, among other things, Mr. Stein agreed to, among other things, (i) vote his Subordinate Voting Shares and Class B Multiple Voting Shares in favour of the matters proposed, and (ii) not, directly or indirectly, take any other action of any kind which would reasonably be expected to reduce the likelihood of, or interfere with, the completion of the transactions contemplated in the definitive agreement entered into on September 21, 2018, among others, Acreage and the Corporation in respect of the Business Combination (as defined herein).

All holders of record of shares of the Corporation at the close of business on the Record Date will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a Shareholder has transferred any shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Corporation, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten percent (10%) of the voting rights attached to any class of voting securities of the Corporation, save and except:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Michael B. Stein	20,337 Subordinate Voting Shares 7,638,038 Class B Multiple Voting Shares	1.8% 97.4%
Nicholas T. Hariton	351,250 Subordinate Voting Shares 10,000 Class B Multiple Voting Shares	30.8% 0.1%
Gabriel Nachman	200,000 Subordinate Voting Shares Nil Class B Multiple Voting Shares	17.6% -
Barry Polisuk	200,000 Subordinate Voting Shares Nil Class B Multiple Voting Shares	17.6% -

Note:

(1)	The above information is based on information supplied to the Corporation by management of the Corporation and obtained through the System for Electronic Disclosure by Insiders (SEDI).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed herein, management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of the Corporation or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

BUSINESS COMBINATION

The Business Combination

On September 21, 2018, the Corporation, High Street Capital Partners, LLC d/b/a Acreage Holdings (“Acreage”), Acreage Finco B.C. Ltd. (“Finco”), HSCP Merger Corp. (“Merger Sub”), Acreage Holdings America, Inc. and Acreage Holdings WC, Inc. entered into a business combination agreement (the “Definitive Agreement”) whereby, among other things, the Corporation, Finco and Merger Sub will combine their respective businesses (the “Business Combination”). Pursuant to the Definitive Agreement, the Corporation has agreed to, among other things, call the Meeting to seek approval of Shareholders of the Continuance Resolution, Auditor Resolution, Board Resolution, Director Election Resolution, Financial Year End Resolution, Consolidation Resolution, Name Change Resolution and Equity Incentive Plan Resolution (as such terms are defined herein) (collectively, the “AIM Resolutions”). Upon the satisfaction or waiver of the conditions to the completion of the Business Combination, including, without limitation, the completion of a name change, consolidation and reclassification of shares of the Corporation and the changes to the Corporation’s capital structure, the parties will complete the Business Combination.

In connection with the completion of the Business Combination, a series of transactions will be completed resulting in a reorganization of the Corporation and Acreage as a result of which, the Corporation will become the indirect parent of Acreage. Following completion of the Business Combination, the securityholders of Acreage and Finco will hold a significant majority of the Subordinate Voting Shares, the terms of which are proposed to be amended in connection with the continuance of the Corporation into British Columbia (the “Continuance”). As part of the Continuance, the Corporation intends to change its name to “Acreage Holdings, Inc.”, or such other name as may be determined by Acreage, subject to applicable regulatory approval.

Benefits of the Business Combination

The board of directors of the Corporation (the “Board”) believes that the Business Combination will have the following benefits for the Shareholders:

(i)	the Corporation will acquire an economic interest in the business of Acreage and the funds raised by Finco pursuant to a financing of subscription receipts to be undertaken by Finco;

(ii)	Shareholders will be in a position to participate in any future value creation and growth opportunities in the business of Acreage;

(iii)	collectively, the proposed management team and nominees to the Board have extensive experience in the U.S. cannabis industry and have been responsible for substantial stakeholder value creation and have demonstrated capabilities in financing, acquiring, and developing assets;

(iv)	collectively, the Acreage management team and nominees to the Board have high visibility in the U.S. cannabis industry and investment community, and significant relationships with key sector investors and analysts that should help to attract strong retail and institutional support;

(v)	the Corporation will initially hold, through Acreage, cannabis cultivation, production and/or retail assets in 14 U.S. states, with the prospect of expanding to other U.S. states that have legalized medical and/or recreational cannabis; and

(vi)	the Corporation is expected to have increased share trading liquidity and will have a greater market capitalization that is attractive to a wider range of investors than that offered by the Corporation prior to the Business Combination.

Recommendation of the Board

SHAREHOLDERS ARE NOT REQUIRED TO APPROVE THE BUSINESS COMBINATION. Full details regarding Acreage and the Business Combination will be disclosed by the Corporation in a Form 2A Listing Statement (the “Listing Statement”) to be prepared and filed with the Canadian Securities Exchange (“CSE”). The posting thereof is not expected to occur until after the date of the Meeting. Subject to receipt of all requisite approvals, including from the CSE, the Business Combination is anticipated to close in November of 2018. The Board has unanimously approved the Definitive Agreement and unanimously recommends that the Shareholders vote IN FAVOUR of the AIM Resolutions at the Meeting.

There are a number of risks associated with the Business Combination and the business of Acreage, including that the manufacture, possession, use, sale or distribution of cannabis is currently illegal under U.S. federal laws. The principal risk factors will be set out in the Listing Statement.

APPROVAL OF MATTERS

Unless otherwise noted, including, without limitation, with respect to the Continuance Resolution and the Name Change Resolution, approval of matters to be placed before the Meeting will be by “ordinary resolution”, which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Corporation present at the Meeting and entitled to vote in person or by proxy.

MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice.

1.       FINANCIAL STATEMENTS AND AUDITORS’ REPORTS

At the Meeting, Shareholders will consider the financial statements of the Corporation for the financial years ended August 31, 2017 and August 31, 2016, and the auditor’s reports thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken. The financial statements and additional information concerning the Corporation are available under the Corporation’s profile at www.sedar.com.

2.	APPOINTMENT OF AUDITORS

Shareholders of the Corporation will be asked at the Meeting to appoint RSM Canada LLP as the Corporation’s auditors to hold office until completion of the Business Combination, and to authorize the Board to fix the auditors’ remuneration.

It is the intention of the management designees, if named as proxy, to vote “FOR” the appointment of RSM Canada LLP as auditors of the Corporation until completion of the Business Combination and for the authorization of Board to fix its remuneration unless otherwise directed.

In the event that MNP LLP is appointed at the Meeting as set out below under the section entitled “Auditor Resolution” and the Business Combination is successfully completed, RSM Canada LLP would be replaced by MNP LLP, who would thereafter serve as the auditors of the Corporation.

3.	FIXING THE NUMBER OF PRE-BUSINESS COMBINATION DIRECTORS

The Articles of Incorporation of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors. The Board presently consists of four (4) members. At the Meeting, the management of the Corporation proposes to elect four (4) directors to hold office until completion of the Business Combination. The term of office for each director shall continue to hold office until the next annual meeting of the Shareholders or until the election of a successor, unless a director resigns or a director’s office becomes vacant by other cause.

Board Resolution

Shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution (the “Initial Board Resolution”):

“BE IT RESOLVED that:

the number of directors to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Corporation be and is hereby fixed at four (4).”

The Board recommends that shareholders vote in favour of the resolution set out above.

It is the intention of the management designees, if named as proxy, to vote “FOR” the resolution fixing the number of directors to be elected at the meeting at four (4) unless otherwise directed.

In the event that the Business Combination is completed and the shareholders approve the Initial Board Resolution set out below under the section entitled “Fixing the Number of Post-Business Combination Directors”, the resolution set out above will be superseded by the Initial Board Resolution.

4.	ELECTION OF PRE-BUSINESS COMBINATION DIRECTORS

Directors will be elected at the Meeting. The Corporation’s Board presently consists of four (4) members. Shareholders will be asked to elect the four (4) directors nominated by management for election to the Board set out in the table below. If elected, each director will be elected to hold office effective until the earlier of: (a) the next annual general meeting of the Corporation; (b) the completion of the Business Combination; or (c) his/her successor is duly elected or appointed in accordance with the Business Corporations Act (Ontario) (the “OBCA”) and the By- Laws of the Corporation, unless his/her office is vacated earlier.

It is the intention of the management designees, if named as proxy, to vote “FOR” the election of the following persons to the Board of the Corporation unless otherwise directed. Shareholders can vote for all of the proposed directors set forth herein, vote for some of them and withhold for others, or withhold for all of them. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your shares are to be withheld from voting on the election of that particular director.

The following is a brief description of the proposed nominees, including their principal occupation for the past five (5) years, all positions and offices with the Corporation held by them and the number of shares that they have advised are beneficially owned, directly or indirectly, by them or over which control or direction is exercised by them, as of the date hereof.

Name and Municipality of Residence	Director of the Corporation Since	Principal Occupation over Last Five (5) Years	Voting Securities of the Corporation Beneficially Owned Directly or Indirectly(1)
Michael B. Stein Thornhill, Ontario President, Chief Executive Officer, Secretary & Director	July 12, 1989	Businessperson	20,337 Subordinate Voting Shares 7,638,038 Class B Multiple Voting Shares
Nicholas T. Hariton (2) Sherman Oaks, California Director	July 8, 1992	Managing Director and General Counsel of IPP Trial Consulting, LLC	351,250 Subordinate Voting Shares 10,000 Class B Multiple Voting Shares
Gabriel Nachman (2) Toronto, Ontario Chief Financial Officer and a Director	September 15, 2010	Retired Chartered Accountant	200,000 Subordinate Voting Shares Nil Class B Multiple Voting Shares
Barry Polisuk (2) Thornhill, Ontario Director	September 15, 2010	Partner at Garfinkle Biderman LLP	200,000 Subordinate Voting Shares Nil Class B Multiple Voting Shares

Notes:

(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers individually.
(2)	Member of the Audit Committee.

Description of Each Director’s Activities

Michael B. Stein: Michael Stein currently acts as a financial consultant and advises clients on various matters, including acquisitions, divestitures, corporate financings, re-organizations and restructurings. Mr. Stein was past President and director of Danbel Ventures Inc. (“Danbel”) and was a former director and V.P. Corporate Affairs of Danbel; Director, U.S. Money Markets for a federally chartered Canadian Trust Corporation and prior thereto a Senior Institutional Money Banker for a Savings & Loan Association in Long Beach, California. Mr. Stein majored in economics and graduated with a Bachelor of Arts from York University. He is President & director of WFE Investments Corp. (“WFE”) a secured shareholder of the Corporation. Michael is also a director of Maricann Group Inc. and Chief Executive Officer and a director of Majesta Minerals Inc.

Gabriel Nachman: Gabriel (Gabe) Nachman FCPA, FCA, ICD.D is a Fellow of the Institute of Chartered Accountants of Ontario and was awarded the ICD.D designation by the Institute of Corporate Directors in 2008. He practiced as a Chartered Accountant (CA) with PricewaterhouseCoopers and its legacy firm, Coopers & Lybrand as a partner for 29 years until his retirement in 2008. His area of practice was in the audit assurance and consulting fields, dealing with private and publicly traded companies primarily in the retail, franchise, wholesale distribution, real estate and entertainment and media industries. Gabe had partner responsibility for large publicly traded investment holding companies listed on Canadian and US stock exchanges. He acted for his clients on numerous public debt and equity offerings in Canada and the United States.

Barry Polisuk: Mr. Polisuk is a graduate of McGill University and University of Ottawa Law Schools, having obtained an LL.B. cum laude and a Quebec Civil Law Degree. Mr. Polisuk was called to the bar in 1988. He has been with Garfinkle, Biderman LLP since 1995 and became a partner in 1997. Mr. Polisuk is a corporate and commercial lawyer, focused on financings, corporate and commercial work, including securities. He has served on the boards of several publicly traded companies including, Richards Oil & Gas Limited, Arehada Mining Limited (formerly Dragon Capital Corporation) and iSign Media Solutions Inc. (formerly Corbal Capital Corp.). He has served as the Corporate Secretary of Mooncor Oil & Gas Corp. and of Solid Gold Resources Corp. and President of Danbel. Mr. Polisuk is currently a director and Corporate Secretary of Nurcapital Corporation Ltd. and a director and Chairman of Canntab Therapeutics Ltd.

Nicholas Hariton: Since graduating from the University of Southern California, Gould School of Law, Nicholas Hariton has held positions as a director at a private London based finance company, attorney at O’Melveny & Myers LLP, and Managing Director and General Counsel of IPP Trial Consulting, LLC (“IPP”). Mr. Hariton served as the U.S. attorney for the Corporation early in the Corporation’s history. Currently, Mr. Hariton, in addition to his role at IPP, is a founding member of LH Technology Acquisitions, and personally holds three United States Patents, with two additional allowed patent applications.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

With the exception of the cease trade orders described below, no director or proposed director of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

On February 20, 2001, the Corporation received a cease trade order (“CTO”) from the Ontario Securities Commission (the “OSC”) for failure to file financial statements within the prescribed time period. None of the proposed directors was a director or officer of the Corporation when the cease trade order was issued, other than Michael B. Stein and Nicholas Hariton.

In June 2011, the Corporation filed its annual audited financial statements and management discussion and analysis for the years ended 2008, 2009, 2010, and interim financial statements and management discussion and analysis for the periods ended November 30, 2010, February 28, 2011 and May 31, 2011. As a result of these filings, the OSC issued an order revoking the CTO on August 26, 2011.

Michael B. Stein was a director of Danbel from 1997 to 2006 and became President and a director of Danbel in 2014 until April 2017. Gabriel Nachman and Barry Polisuk became directors of Danbel on September 15, 2010 until April 2017. Danbel was subject to a cease trade order from the OSC on May 23, 2002 for failure to file financial statements within the prescribed time period. On May 24, 2002, Danbel also received a CTO from the Alberta Securities Commission and on June 2, 2006 from the British Columbia Securities Commission for failure to file financial statements within the prescribed time period. The CTOs were revoked by all securities commissions in early 2011 upon Danbel filing its outstanding financial statements.

No director or proposed director of the Corporation is, or has been within the ten years prior to the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Corporation is or has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties

No director or proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

In the event that the directors listed below under the section entitled “Election of Post-Business Combination Directors” are elected at the Meeting in accordance with the Director Election Resolution and the Business Combination is successfully completed, the proposed director nominees set out above would cease to be directors of the Corporation and the new directors will serve as directors of the Corporation in their place.

5.       CONTINUANCE, SUBDIVISION AND CONSOLIDATION Continuance

Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, pass, with or without variation, a special resolution (the “Continuance Resolution”) authorizing the Board, in its sole discretion, to apply for the discontinuance of the Corporation from the Province of Ontario and to continue the Corporation into the Province of British Columbia.

The Continuance, if approved, will change the legal domicile of the Corporation and will affect certain of the rights of Shareholders as they currently exist under the OBCA. This summary is not intended to be exhaustive. Accordingly, Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Constating Documents

A British Columbia company's charter documents consist of its Notice of Articles and Articles and any amendments thereto. Upon the completion of the Continuance, the Corporation will cease to be governed by the OBCA and thereafter, the Business Corporations Act (British Columbia) (the “BCBCA”) will apply to the Corporation to the same extent as if it had been incorporated under the BCBCA. As part of the Continuance, shareholders of the Corporation will be asked to approve the adoption of articles (the “BC Articles”) which comply with the requirements of the BCBCA, a copy of which is attached hereto as Schedule “A”.

Prerequisites for Continuance

Under the OBCA, the Corporation may not apply to become a company under the laws of the Province of British Columbia unless those laws provide in effect that:

(i)	the property of the Corporation continues to be the property of the Corporation after the Continuance;

(ii)	the Corporation after the Continuance continues to be liable for the obligations of the Corporation before the Continuance;

(iii)	an existing cause of action, claim or liability to prosecution is unaffected;

(iv)	a civil, criminal or administrative act or proceeding pending by or against the Corporation may be continued to be prosecuted by or against the Corporation after the Continuance; and

(v)	a conviction against, or a ruling, order or judgment in favour of or against the Corporation may be enforced by or against the Corporation after the Continuance.

The laws of the Province of British Columbia include such provisions.

Procedure in British Columbia for the Continuance

In order for the Continuance to become effective:

(i)	the Shareholders of the Corporation must authorize by special resolution: (i) the application by the Corporation (the “Continuance Application”) to the Registrar of Companies for the Province of British Columbia (the “BC Registrar”), requesting that the Corporation be continued into British Columbia as a British Columbia company (the “Continuance”); and (ii) the application by the Corporation to the Ministry of Government and Consumer Services (“Ministry”) for the Province of Ontario for authorization of the Continuance;

(ii)	the Corporation must apply to the Ministry for authorization of the proposed Continuance, including filing an Application for Authorization to continue in another Jurisdiction (Form 7) (the “Application for Authorization”);

(iii)	the Corporation must obtain consent letters to apply to continue outside Ontario from each of the Minister of Finance and the OSC;

(iv)	the Corporation must apply to the BC Registrar to reserve the name proposed to be used after the Continuance;

(v)	the Corporation must file a Continuation Application (including a Notice of Articles reflecting the information that will apply to the Corporation upon Continuance) and all such other records and information as the BC Registrar may require;

(vi)	the BC Registrar, if the Continuation Application is satisfactory, will issue a Certificate of Continuation.

(vii)	the Corporation must file the Certificate of Continuation (once issued by the BC Registrar) with the Ministry, which will publish a notice that the Corporation has been continued into another jurisdiction; and

(viii)	the Corporation will cease to be a corporation within the meaning of the OBCA when the Corporation is continued into the Province of British Columbia.

Effect of Continuance

Assuming that the Continuance Resolution is approved by the Shareholders at the Meeting, it is expected that the Application for Authorization will be filed with the Ministry and the procedures outlined above will begin as soon as practicable thereafter, as determined by the Board in its sole discretion, in order to give effect to the Continuance.

Concurrent with the Continuance, all existing Class B Multiple Voting Shares will be subdivided on the basis that each one (1) Class B Multiple Voting Share is subdivided into one-half (1.5) Class B Multiple Voting Shares, and the terms of the Class B Multiple Voting Shares will be amended such that they will be redesignated as Subordinate Voting Shares of the Corporation upon Continuance. The existing certificates representing Class B Multiple Voting Shares will not be cancelled. Holders of securities of the Corporation convertible into Class B Multiple Voting Shares on the effective date of the Continuance will continue to hold securities convertible into Subordinate Voting Shares pursuant to the Definitive Agreement, on substantially the same terms and reflecting the foregoing subdivision.

On the effective date of the Continuance, the principal attributes of the classes of shares of the Corporation will be as set out in “Amendments to the Articles of Incorporation”. Shareholders’ rights under the OBCA and the BCBCA are not identical. See “Certain Corporate Differences Between the OBCA and the BCBCA” below.

The Continuance, if approved, will effect a change in the legal domicile of the Corporation on the effective date thereof to the Province of British Columbia. Upon issue of a Certificate of Continuation for the Corporation under the BCBCA, the Corporation will cease to be a corporation governed by the OBCA and will become a company governed by the BCBCA. The Continuance will not create a new legal entity and will not prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation.

Subject to obtaining the requisite approval of Shareholders at the Meeting, the directors and officers of the Corporation immediately following the Continuance will be identical to the current directors and officers of the Corporation. As of the effective date of the Continuance, the election, duties, resignations and removal of the Corporation’s directors and officers shall be governed by the BCBCA and the Corporation will no longer be subject to the corporate governance provisions of the OBCA.

By operation of law applicable under the laws of the Province of British Columbia, as of the effective date of the Continuance, all of the of the property, rights, interests and obligations of the Corporation immediately prior to the Continuance will continue to be the property, rights, interests and obligations of the Corporation after the Continuance. An existing cause of action, claim or liability to prosecution of the Corporation will be unaffected; a legal proceeding being prosecuted or pending by or against the Corporation may be prosecuted or continued to be prosecuted by or against the Corporation; and a conviction against, or a ruling, order or judgment in favour of or against the Corporation may be enforced by or against the continued Corporation.

Reason for Continuance

The Board believes it is desirable for the Corporation to continue its corporate existence under the laws of the Province of British Columbia for several reasons, among which is the fact that the BCBCA has no requirement that directors of a British Columbia company be residents of Canada, as does the OBCA. Each of the directors of the Corporation proposed to be elected upon the Business Combination becoming effective is a resident of the United States. See “Election of Post-Business Combination Directors”.. The Corporation intends to complete the Continuance in connection with the proposed Business Combination. Management has therefore determined that it is appropriate to place before the Meeting a special resolution to approve the discontinuance of the Corporation from the Province of Ontario and to continue the Corporation into the Province of British Columbia pursuant to the BCBCA.

Certain Corporate Differences Between the OBCA and the BCBCA

The following is a summary only of certain differences between the BCBCA, the statute that will govern the corporate affairs of the Corporation upon the Continuance, and the OBCA, the statute which currently governs the corporate affairs of the Corporation. This summary is not exhaustive and shareholders are advised to review the full text of the BCBCA and consult their legal advisors regarding the implications of the Continuance.

If the Continuance is approved, Shareholders will hold securities in a company governed by the BCBCA. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of Shareholders after giving effect to the Continuance. In exercising their vote, Shareholders should consider the distinctions between the BCBCA and the OBCA, only some of which are outlined below.

As the Corporation is a reporting issuer in Ontario, the Corporation will continue to be bound by the rules and policies of the OSC, and upon completion of the Business Combination, the CSE as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance.

Sale of the Corporation’s Undertaking

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business. If a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class or series of shares in a manner that is different than the shares of another class or series entitled to vote, then such class or series of shares are entitled to a separate class or series vote, regardless of whether or not such shares otherwise carry the right to vote.

Under the BCBCA, the directors of a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if: (i) if it does so in the ordinary course of the company’s business; or (ii) it has been authorized to do so by special resolution. Under the BCBCA a special resolution requires the approval of a “special majority”, which means the majority specified in a company’s Articles, which must be at least two-thirds and not more than three-quarters of the votes cast on the resolution.

Amendments to the Articles of a Corporation

Under the OBCA, amendments to the articles of a corporation require a resolution passed by not less than two thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected differently by the amendments than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

The requirements for alterations to the Articles of a company under the BCBCA depend upon the type of resolution specified as necessary in the company’s Articles, which, for many alterations, including a change of name, can be by a resolution of the directors. In the absence of a lesser requirement in the Articles, most corporate alterations will require a special resolution, which is a resolution passed by a majority of at least 2/3 and not more than 3/4 of the votes cast, depending on the majority specified in the Articles. Alteration of the special rights and restrictions attached to issued shares requires, subject to the type of resolution specified in the company’s Articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a company out of British Columbia requires a special resolution.

Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholders at the fair value of such shares. This dissent right is available when a corporation proposes to: (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; (b) amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on; (c) amend its articles to add or remove an express statement establishing the unlimited liability of shareholders; (d) amalgamate with another corporation pursuant to certain statutory provisions; (e) be continued under the laws of another jurisdiction; or (f) sell, lease or exchange all or substantially all its property. The BCBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different from that contained in the OBCA.

Similarly, the BCBCA provides shareholders of a BC company with a dissent remedy, regardless of whether the shareholders’ shares carry the right to vote, where a company proposes to: (a) alter its articles to alter restrictions on the powers of the company or on the business it is permitted to carry on; (b) adopt an amalgamation agreement; (c) approve an amalgamation with a foreign corporation; (d) approve an arrangement, the terms of which arrangement permit dissent; (e) authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s’ undertaking; and (f) authorize the continuation of the company into a jurisdiction other than British Columbia. Under the BCBCA, the dissent right is also applicable to any other resolution, if dissent is authorized by the resolution, or under any court order that permits dissent

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a company, may, with leave of the court, prosecute a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such a right, duty or obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company, in the name of and on behalf of the company.

The OBCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group. In addition to shareholders and directors, the right under the OBCA is available to former shareholders, former directors, officers, former officers, any affiliate of the foregoing, and any person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates: (a) any act or omission of a corporation or its affiliates effects or threatens to effect a result; (b) the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or (c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. The OBCA contains rights that are substantially broader than the BCBCA in that they are available to a larger class of complainants.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, registered and beneficial shareholders, and any other person whom the court considers appropriate, can only complain that the affairs of the company are or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more of the shareholders. In addition, under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA.

Requisition of Meetings

The OBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued shares of the company that carry the right to vote at a general meeting may give notice to the directors requiring them to call and hold a general meeting of shareholders to transact the business stated in the notice within 4 months of the date of receipt of the notice.

Place of Meetings

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine.

The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside the Province is provided for in the Articles, approved by the type of resolution specified in the Articles before the meeting, or approved in writing by the Registrar.

Directors

The OBCA requires that at least 25% of directors of a corporation be resident Canadians and requires that for offering corporations not fewer than three individuals be elected and at least one-third of the directors not be officers or employees of the corporation or its affiliates.

The BCBCA provides that a public company must have at least three directors but does not have any residency requirements for directors.

Requisite Approvals

Under the BCBCA, a company can establish in its Articles the levels for various shareholder approvals, other than those levels that are prescribed by the BCBCA. The majority of votes required for a special resolution can be specified in the Articles of a company, and may be no less than two-thirds and no more than three-quarters of the votes cast.

The OBCA does not provide flexibility with respect to the level of shareholder approval required for ordinary resolutions and special resolutions. Under the OBCA, an ordinary resolution must be passed by no less than a majority of the votes cast by shareholders entitled to vote with respect to the resolution and a special resolution must be passed by not less than two-thirds of the votes cast by the shareholders entitled to vote with respect to the resolution.

Subdivision

It is a condition of the proposed Business Combination that the Corporation subdivide its existing Class B multiple voting shares. Therefore the Continuance Resolution, if passed, will approve the subdivision of the existing Class B Multiple Voting Shares of the Corporation on the basis of one and one-half (1.5) Class B Multiple Voting Shares for each Class B Multiple Voting Share issued and outstanding immediately prior thereto (the “Subdivision”). No fractional Class B Multiple Voting Shares shall be issued in connection with the Subdivision and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Subdivision, the number of Class B Multiple Voting Shares of the Corporation to be received by such shareholder shall be rounded up to the nearest whole number of Subordinate Voting Shares.

The Subdivision will be effective concurrent with the Continuance, be subject to the Consolidation, and prior to the closing of the Business Combination.

Consolidation

It is a condition of the proposed Business Combination that the Corporation consolidate its existing Subordinate Voting Shares and Class B Multiple Voting Shares. Therefore, the Continuance Resolution, if passed, will consolidate the Corporation’s Subordinate Voting Shares and Class B Multiple Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share or Class B Multiple Voting Share, as applicable, for a number of post-consolidation Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable: (i) to be fixed by the Corporation’s board of directors such that the aggregate number of Subordinate Voting Shares and Class B Multiple Voting Shares to be issued post-consolidation shall have an aggregate value of $1,500,000, based on the price per share of the financing to be conducted by Acreage in connection with the Business Combination; and (ii) to be no more than three hundred and fifty (350) (previously defined as the “Consolidation”). All outstanding options and any other securities granting rights to acquire Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation will be affected by the Consolidation in accordance with the adjustment provisions contained in the instruments giving rise to the issuance of such securities; provided, however, that the Corporation has agreed to terminate, for no consideration, any such options or other securities to the extent not converted or exercised prior to the consummation of the Business Combination.

The consolidation of the Corporation’s existing Subordinate Voting Shares and Class B Multiple Voting Shares will be effective concurrent with the Continuance. If the Continuance Resolution does not receive the requisite approval, the Business Combination will not proceed, unless such condition precedent is waived by Acreage. The Corporation has agreed to cause all outstanding convertible securities to be exchanged, exercised or cancelled prior to the consummation of the Business Combination.

Amendments to Articles of Incorporation

The Continuance Resolution, if approved, will adopt a Notice of Articles and Articles for the Corporation which will effect the amendment of the Corporation’s present Articles of Incorporation to:

(a)	create a new class of shares designated as Class B proportionate voting shares (the “Proportionate Voting Shares”);

(b)	create a new class of shares designated as Class C multiple voting shares (the “New Multiple Voting Shares”);

(c)	amend the rights and restrictions of the existing class of Subordinate Voting Shares, which will be re-designated as Class A subordinate voting shares (“New Subordinate Voting Shares”);

(d)	amend the rights and restrictions of the existing class of Class B Multiple Voting Shares to be identical to the newly adopted rights and restrictions of the New Subordinate Voting Shares, and the Class B Multiple Voting Shares will be redesignated as New Subordinate Voting Shares;

(e)	delete the Corporation's Class C preference shares in their entirety; and

(f)	change in the name of the Corporation to “Acreage Holdings, Inc.” or such other name as the directors of the Corporation, in their sole discretion, may determine.

The Articles proposed to be adopted by the Corporation upon continuance are set out in Schedule “A” to this Information Circular.

The Proportionate Voting Shares are being proposed in order to minimize the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for purposes of determining whether the Corporation is a “foreign private issuer” for purposes of United States securities laws.

The Multiple Voting Shares are being issued in order to ensure that effective control of the Corporation will, subject to the principals selling a majority of their holding, be given to Kevin P. Murphy (the “Principal”), being the key person responsible for the success of Acreage, for a sufficient period of time so as to not provide disincentives to capital raising by the Corporation. In addition, the Principal would not have considered a “going-public” transaction without the control safeguards provided by the Multiple Voting Shares.

Summary Share Terms

Subordinate Voting Shares

Holders of Subordinate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation will have the right to vote. At each such meeting holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Corporation, dividends in cash or property of the Corporation. No dividend will be declared or paid on the Subordinate Voting Shares unless the Corporation simultaneously declares or pays: (i) a dividend on the Proportionate Voting Shares in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by forty (40); and (ii) a dividend on the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with the holders of Proportionate Voting Shares and Multiple Voting Shares , with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by forty (40); and (ii) the amount of such distribution per Multiple Voting Share.

Holders of Subordinate Voting Shares will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

No subdivision or consolidation of the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Proportionate Voting Shares

Holders of Proportionate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation will have the right to vote. At each such meeting holders of Proportionate Voting Shares will be entitled to forty (40) votes per Proportionate Voting Share held.

As long as any Proportionate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Proportionate Voting Shares and Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

Holders of Proportionate Voting Shares will be entitled to receive as and when declared by the directors of the Corporation, dividends, out of any cash or property, pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by forty (40).

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Proportionate Voting Shares, be entitled to participate rateably along with all other holders of Proportionate Voting Shares, Subordinate Voting Shares and Multiple Voting Shares (on an as- converted basis, assuming conversion of all Proportionate Voting Shares and Multiple Voting Shares into Subordinate Voting Shares at the applicable conversion ratio).

Holders of Proportionate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

No subdivision or consolidation of the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Each Proportionate Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such shares, into forty (40) Subordinate Voting Shares. The ability to convert the Proportionate Voting Shares is subject to a restriction that the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), may not exceed forty percent (40%) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation will have the right to vote. At each such meeting holders of Multiple Voting Shares will be entitled to three thousand (3,000) votes in respect of each Multiple Voting Share held.

Multiple Voting Shares are intended to provide voting control to Mr. Murphy. As long as any Multiple Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares will be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

Holders of Multiple Voting Shares will be entitled to such dividends payable in cash or property of the Corporation as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by forty (40).

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Multiple Voting Shares, be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by forty (40) .

Holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

No Multiple Voting Share will be permitted to be transferred by the holder thereof without the prior written consent of the Corporation’s Board.

No subdivision or consolidation of the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Each Multiple Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Multiple Voting Share upon the earliest of the date that (i) the aggregate number of Multiple Voting Shares held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Multiple Voting Shares held by such holder together with its affiliates on the date of completion of the Business Combination, (ii) the aggregate number of membership interests of Acreage held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of membership interests of Acreage held by such holder together with its affiliates on the date of completion of the Business Combination, and (iii) is five (5) years following completion of the Business Combination.

Coattail Provisions

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.025 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of 40 Subordinate Voting Shares for one Proportionate Voting Share; at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). Fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the conversion right is exercised which is less than 40.

The conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the conversion right is exercised, the Corporation will procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Coattail Agreement

In connection with the Business Combination, the holder of Multiple Voting Shares will enter into a coattail agreement (the “Coattail Agreement”) with Acreage and the transfer agent for the Subordinate Voting Shares pursuant to which the holders of Subordinate Voting Shares will be granted rights similar those to be granted to them in connection with the Proportionate Voting Shares as described above under “Coattail Provisions” above.

Shareholders’ Right to Dissent with Respect to the Continuance Resolution

Under section 185 of the OBCA, a registered Shareholder may dissent with respect to the Continuance Resolution. If the Continuance Resolution is adopted and the Continuance, the Subdivision, the Consolidation and the Share Structure Amendment are completed, a dissenting Shareholder who strictly complies with the procedures set out in the OBCA will be entitled to be paid the fair value of his or her Subordinate Voting Shares and Class B Multiple Voting Shares, as applicable, in connection with which his or her right to dissent was exercised. Registered Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in the OBCA may result in the loss or unavailability of any right to dissent. A summary of the dissent rights available to Shareholders are set out in Schedule “B” to this Information Circular.

Shareholders who intend to exercise Dissent Rights should carefully consider and comply with the provisions of section 185 of the OBCA, which are set out in Schedule “B” to this Information Circular. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Continuance Resolution

To be effective, the Continuance Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In addition, the Continuance Resolution will be used to approve a “restricted security reorganization” pursuant to National Instrument 41-101 - General Prospectus Requirements and OSC Rule 56-501 - Restricted Shares (the “Restricted Share Rules”). The Restricted Share Rules require that a restricted security reorganization receive prior majority approval of the securityholders of the Corporation in accordance with applicable law, excluding any votes attaching to securities held, directly or indirectly, by affiliates of the Corporation or control persons of the Corporation.

For the purposes of the Restricted Share Rules, as Michael Stein owns more than 20% of the Class B Multiple Voting Shares, Mr. Stein is a control person of the Corporation. Accordingly, the 20,337 Subordinate Voting Shares and 7,638,038 Class B Multiple Voting Shares owned by Mr. Stein will be excluded from voting on the Continuance Resolution under the Restricted Share Rules. To the knowledge of management of the Corporation, no other Shareholder is an affiliate or control person of the Corporation, and therefore no other shares will be excluded from voting on the Continuance Resolution under the Restricted Share Rules.

It is a condition precedent to the completion of the Business Combination that the Shareholders approve the Continuance Resolution. If the Continuance Resolution does not receive the requisite approval, the Business Combination will not proceed, unless such condition precedent is waived by Acreage.

Separate Class Voting

Generally, registered Shareholders have the right to vote separately as a class. However, pursuant to the Corporation’s Articles and in accordance with the provisions of OBCA, the Shareholders of the Corporation are not entitled to vote separately as a class.

The text of the Continuance Resolution to be voted on at the Meeting by the shareholders is set forth below:

“BE IT RESOLVED as a special resolution that:

Continuance

1.	the board of directors of the Corporation be and is hereby authorized to:

(a)	make application to the Ministry of Government and Consumer Services for the Province of Ontario under Section 181 of the Business Corporations Act (Ontario) (the “OBCA”) for authorization for the Corporation to apply to the Registrar of Companies under the Business Corporations Act (British Columbia) (“BCBCA”) (the “BC Registrar”) for continuance (the “Continuance”) of the Corporation into the Province of British Columbia (the “Continuance Application”) and to obtain such other consents as may be required in connection therewith, including, without limitation, from the Ministry of Finance and the Ontario Securities Commission;

(b)	prepare and include with the Continuation Application a Notice of Articles under the BCBCA which will reflect the information which will apply to the Corporation upon Continuance; and

(c)	subject to receipt of consent letters to apply to continue outside of Ontario from each of the Minister of Finance of Ontario and the Ontario Securities Commission, to file the Continuance Application with the BC Registrar, and provide all such other records and information to the BC Registrar in connection with the Continuance as the BC Registrar may require.

2.	Concurrently with, and subject to the completion of, the Continuance:

(a)	the Articles (“Articles”) in the form attached hereto as Schedule “A” are adopted as the Articles of the Corporation;

(b)	any one director of the Corporation be and he is authorized and directed to sign the Articles; and

(c)	by the Notice of Articles and the Articles, the Corporation’s current Articles of Incorporation and bylaws are amended: (i) to make all changes necessary to conform to the BCBCA; and (ii) to:

i.	subdivide the issued and outstanding Class B multiple voting shares of the Corporation (the “Class B Multiple Voting Shares”) on the basis that each one (1) Class B Multiple Voting Shares is subdivided into one and one-half (1.5) Class B Multiple Voting Shares (the “Subdivision”). No fractional Class B Multiple Voting Shares shall be issued in connection with the Subdivision and if a shareholder would otherwise be entitled to receive a fractional share upon the Subdivision, the number of Class B Multiple Voting Shares to be received by such shareholder shall be rounded up to the nearest whole number of New Subordinate Voting Shares;

ii.	consolidate the issued and outstanding Class A subordinate voting shares of the Corporation (the “Subordinate Voting Shares”) and Class B Multiple Voting Shares on the basis of one (1) pre-consolidation Subordinate Voting Share or Class B Multiple Voting Share, as applicable, for a number of post- consolidation Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable: (i) to be fixed by the Corporation’s board of directors such that the aggregate number of Subordinate Voting Shares and Class B Multiple Voting Shares to be issued post-consolidation shall have an aggregate value of $1,500,000, based on the price per share of the financing to be conducted by Acreage in connection with the Business Combination; and (ii) to be no more than three hundred and fifty (350) (the “Consolidation”). No fractional Subordinate Voting Shares or Class B Multiple Voting Shares shall be issued in connection with the Consolidation, and if a shareholder would otherwise be entitled to receive a fractional share on the Consolidation, the number of Subordinate Voting Shares or Class B Multiple Voting Shares to be received by such shareholder shall be rounded to the nearest whole number of Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable;

iii.	amend the terms of the Subordinate Voting Shares such that they will have the special rights and restrictions set forth in the Articles (the “New Subordinate Voting Shares”);

iv.	create a new class of shares consisting of an unlimited number of Class C multiple voting shares (the “New Multiple Voting Shares”) having the special rights and restrictions set forth in the Articles;

v.	create a new class of shares consisting of an unlimited number of Class B proportionate voting shares having the special rights and restrictions set forth in the Articles;

vi.	amend the terms of the Class B Multiple Voting Shares resulting from the Subdivision and the Consolidation such that such Class B Multiple Voting Shares will have the special rights and restrictions attached to the New Subordinate Voting Shares, and be redesignated as New Subordinate Voting Shares; and

vii.	delete the Corporation’s Class C preference shares in their entirety;

3.	any director or officer of the Corporation be and is hereby individually authorized and directed for and on behalf of the Corporation to do all further acts and things, and to execute under the seal of the Corporation or otherwise, and deliver all such documents, instruments and writings as may be necessary or desirable in order to give effect to this resolution;

4.	notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders; and

5.	any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.”

Board Recommendation

The Board believes that the Continuance, the Subdivision and the Consolidation are in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Continuance Resolution.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Continuance Resolution unless otherwise directed.

The Board may, in its sole discretion, decide not to act on the Continuance Resolution.

6.	AUDITOR RESOLUTION

At the Meeting, the Shareholders will be asked to approve the appointment of MNP LLP as auditor of the Corporation conditional and effective upon the completion of the Business Combination, and to authorize the directors of the Corporation to fix their remuneration (the “Auditor Resolution”).

It is the intention of the management designees, if named as proxy, to vote “FOR” the Auditor Resolution unless otherwise directed.

The Board may, in its sole discretion, decide not to act on the Auditor Resolution.

7.	FINANCIAL YEAR END RESOLUTION

At the Meeting, the Shareholders will be asked to approve the change of the financial year end to December 31st, conditional and effective immediately prior to completion of the Business Combination (the “Financial Year End Resolution”).

It is the intention of the management designees, if named as proxy, to vote “FOR” the Financial Year End Resolution unless otherwise directed.

The Board may, in its sole discretion, decide not to act on the Financial Year End Resolution.

8.	FIXING THE NUMBER OF POST-BUSINESS COMBINATION DIRECTORS

At the Meeting, the Shareholders will be asked to approve the fixing of the size of the Board of the Corporation at six (6) directors effective immediately prior to completion of the Business Combination (the “Board Resolution”). The term of office for each director shall continue to hold office until the next annual meeting of the Shareholders or until the election of a successor, unless a director resigns or a director’s office becomes vacant by other cause.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Board Resolution unless otherwise directed.

The Board may, in its sole discretion, decide not to act on the Board Resolution.

9.	ELECTION OF POST-BUSINESS COMBINATION DIRECTORS

At the Meeting, the Shareholder will be asked to approve the election of the directors of the Corporation effective upon completion of the Business Combination. The following table sets forth the names of five (5) of the six (6) persons proposed to be nominated for election as a director conditional on and effective upon completion of the Business Combination (the “Board Nominees”) with the sixth (6th) nominee to be identified by Acreage prior to completion of the Business Combination and appointed to the Board by the Board Nominees, each nominee's municipality of residence, principal occupation at the present and during the preceding five (5) years, and the number and class of shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name and Municipality of Residence	Director of the Corporation Since	Principal Occupation over Last Five (5) Years	Voting Securities of the Corporation Beneficially Owned Directly or Indirectly(1)
John Boehner(3) Marco Island, Florida	N/A	Former Speaker of the U.S. House of Representatives	Nil
Larissa Herda(2) Castle Rock, Colorado	N/A	Independent Consultant	Nil
Douglas Maine(2) Bedford Corners, New York	N/A	Independent Consultant	Nil
Kevin P. Murphy(2)(3) New York, New York	N/A	Chief Executive Officer, Acreage	Nil
William F. Weld(3) Canton, Massachusetts	N/A	Former Governor of Massachusetts	Nil

Notes:

(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective Board Nominees individually.
(2)	Proposed member of the Corporation’s Audit Committee following completion of the Business Combination.
(3)	Proposed member of the proposed compensation and corporate governance committee following completion of the Business Combination (the “Compensation and Corporate Governance Committee”).

Management of the Corporation does not contemplate that any of the Board Nominees will be unable to serve as a director upon the completion of the Business Combination. It is a condition precedent to the completion of the Business Combination that the Shareholders approve the election of the Board Nominees (the “Director Election Resolution”) conditional and effective upon the completion of the Business Combination. If the Director Election Resolution does not receive the requisite approval, the Business Combination will not proceed, unless such condition precedent is waived by Acreage.

Description of Each Board Nominee’s Activities

John A. Boehner: John A. Boehner is a former Speaker of the U.S. House of Representatives. Mr. Boehner served in the U.S. House of Representatives from 1991 to October 2015 and served as Speaker of the U.S. House of Representatives from January 2011 to October 2015. Prior to entering public service, Speaker Boehner spent years running a small business representing manufacturers in the packaging and plastics industry. He championed a number of major reform projects as a Member of Congress. During his nearly five years as Speaker, Mr. Boehner developed a reputation for bringing Republicans and Democrats together in support of major policy initiatives.

Larissa Herda: Larissa L. Herda served as the Chairman of TW Telecom Inc. (formerly, Time Warner Telecom Inc.) from June 2001 to November 2014 and as its Chief Executive Officer from June 1998 to November 2014. Prior to her appointment as Chief Executive Officer, Ms. Herda served as Senior Vice President of Sales and Marketing at TW Telecom Inc. from March 1997. Ms. Herda served as a member of the President’s National Security Telecommunications Advisory Committee, and chair of the Federal Communications Commission’s Communications, Security, Reliability and Interoperability Council. Ms. Herda was also Chairman of the Denver Branch of the Federal Reserve of Kansas City and served as a member of the Colorado Innovation Network advisory board, appointed by Colorado Gov. John Hickenlooper, and as a Member of the Advisory Board at University of Colorado Leeds School of Business. Ms. Herda is a graduate of the University of Colorado.

Douglas Maine: Douglas L. Maine joined International Business Machines Corporation (“IBM”) in 1998 as Chief Financial Officer following a 20-year career with MCI (now part of Verizon) where he was Chief Financial Officer from 1992-1998. He was named General Manager of ibm.com in 2000 and General Manager, Consumer Products Industry in 2003 and retired from IBM in 2005. Mr. Maine currently serves as a director of Albemarle Corporation and previously served as a director of the following public companies: Orbital-ATK, Inc. from 2006- 2017, BroadSoft, Inc. from 2006-2017 and Rockwood Holdings, Inc. from 2005-2015.

Kevin P. Murphy: Kevin P. Murphy is currently a Managing Member of High Street Capital Partners Management, the Managing Member of Acreage Holdings, and Chief Executive Officer of Acreage Holdings. Prior to his role at Acreage Holdings, Mr. Murphy was most recently a Founding Member and Managing Partner of Tandem Global Partners, a boutique investment firm focused on the emerging markets. Previously Mr. Murphy was Managing Partner at Stanfield Capital Partners, where he served as a member of the Operating and Management team that oversaw all aspects of Stanfield’s business, including risk management, sales and distribution, client services, legal, compliance and operations. Mr. Murphy also previously worked at Gleacher NatWest (Partner and Dir. of Marketing), Schroders (Sr. VP of Sales), Lazard Freres (VP) and Cantor Fitzgerald (VP). Mr. Murphy graduated with a B.A. from Holy Cross College.

William F. Weld: William F. Weld served as Governor of Massachusetts from January 1991 to July 1997. Mr. Weld was the Vice Presidential nominee for the Libertarian Party during the 2016 U.S. Presidential campaign. Prior to serving as governor of Massachusetts, Mr. Weld served as the U.S. Attorney for Massachusetts from 1981 until 1986, when he was appointed by President Reagan to lead the Criminal Division of the Department of Justice in Washington, D.C., where he served until 1988. Prior to his service as a U.S. Attorney, Mr. Weld served as a staff member of the U.S. House of Representatives (during which time he participated in the Nixon impeachment proceedings) and the U.S. Senate. Governor Weld is a member of the Council on Foreign Relations in New York and served by appointment of the President on the U.S. Holocaust Memorial Council. He serves as an associate member of the InterAction Council, a working society of former heads of state from throughout the world, which reports on issues of global concern such as energy, food, water, nuclear proliferation, and religious sectarianism.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Director Election Resolution unless otherwise directed. Management has no reason to believe that any of the Board Nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that his, her or its shares are to be withheld from voting in respect of the Director Electron Resolution.

In the event that the Business Combination does not proceed, the Board may, in its sole discretion, decide not to act on the Director Election Resolution.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed Board Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

No proposed Board Nominee, within the ten years prior to the date of this Information Circular, has been a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No proposed Board Nominee is or has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties

Except as described below, no proposed Board Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On January 11, 2016, on the advice of counsel, Kevin P. Murphy entered into an agreement to settle a matter in connection with a routine Financial Industry Regulatory Authority (“FINRA”) examination of a broker-dealer formerly owned, in part, by Mr. Murphy. FINRA alleged that Mr. Murphy failed to inform his broker in writing or receive pre-approval for a sale of a security that he owned. He agreed, without admitting or denying the findings without adjudication of any issue of law or fact, to a contingent fine payable only if he re-registered as a broker, and agreed to remain outside of the industry for 12 months, notwithstanding the fact that he had resigned his position with the broker dealer in January 2014.

10.	NAME CHANGE

Upon the Continuance, the Corporation will carry on the business carried on by Acreage and, accordingly, the Shareholders will be asked to approve the change of the corporate name of the Corporation (the “Name Change”) to “Acreage Holdings, Inc.” or such other name as the directors of the Corporation, in their sole discretion, may determine (the “Name Change Resolution”).

It is intended that the Name Change be effected upon continuance of the Corporation into British Columbia and in any case immediately prior to completion of the Business Combination. The Board believes that the Name Change is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Name Change Resolution.

Name Change Resolution

In order to pass the Name Change Resolution, at least two-thirds of the votes cast by the shareholders present at the Meeting in person or by proxy must be voted in favour of the Name Change Resolution.

The text of the Name Change Resolution to be voted on at the Meeting by the shareholders is set forth below:

"BE IT RESOLVED as a special resolution that:

1.	effective upon the continuance of the Corporation into British Columbia, the name of the Corporation be changed to “Acreage Holdings, Inc.” or such other name as the directors of the Corporation, in their sole discretion, may determine (the “Name Change”);

2.	notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby authorized and empowered to revoke this resolution at any time prior to the issue of a certificate of amendment giving effect to the Name Change and to determine not to proceed with the amendment of the articles of incorporation of the Corporation without further approval of the shareholders of the Corporation; and

3.	any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, including, without limitation, the execution and delivery of the articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

It is the intention of the management designees, if named as proxy, to vote “FOR” the Name Change Resolution unless otherwise directed.

In the event that the Business Combination does not proceed, the Board may, in its sole discretion, decide not to act on the Name Change Resolution.

11. EQUITY INCENTIVE PLAN

In connection with the Business Combination, and in particular the preponderance of employees of Acreage that are residents of the United States, the Corporation proposes to adopt a New Omnibus Equity Plan (the “New Omnibus Equity Plan”) to replace the existing Stock Option Plan (as defined below), subject to Shareholder approval and completion of the Business Combination.

Equity Incentive Plan Resolution

At the Meeting, the Shareholders will be asked to approve a resolution adopting the New Omnibus Equity Plan conditional and effective upon the completion of the Business Combination (the “Equity Incentive Plan Resolution”).

To be effective, the Equity Incentive Plan Resolution requires the affirmative vote of not less than a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. For purposes of approval of the Equity Incentive Plan Resolution, none of the current officers, directors or insiders of the Corporation will be eligible to participate in the New Omnibus Equity Plan and thus none of their shares will be included in determining whether the Equity Incentive Plan Resolution has been approved.

Shareholder approval of the New Omnibus Equity Plan is necessary for certain purposes, including for the Corporation to facilitate grants of incentive stock options for purposes of Section 422 of the United States Internal Revenue Code of 1986 (the “Code”), as amended. If Shareholders do not approve the New Omnibus Equity Plan, the New Omnibus Equity Plan will not go into effect.

The text of the Equity Incentive Plan Resolution to be considered at the Meeting will be substantially as follows:

“BE IT RESOLVED that:

1.	subject to the successful completion of the Business Combination as defined in the management information circular of Applied Inventions Management Corp. (the “Corporation”) dated October 5, 2018 (the “Circular”), the New Omnibus Equity Plan of the Corporation (the “New Omnibus Equity Plan”), the principal features of which are summarized in the Circular, with such amendments as the Board may authorize and approve from time to time, is hereby approved and the New Omnibus Equity Plan be and is hereby approved and adopted as the stock option plan of the Corporation;

2.	all issued and outstanding stock options previously granted by the Corporation shall be continued under and governed by the New Omnibus Equity Plan;

3.	the shareholders of the Corporation hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4.	any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

The Board recommends that shareholders vote in favour of the Equity Incentive Plan Resolution as set out above.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Equity Incentive Plan Resolution.

In the event that the Business Combination does not proceed, the Board may, in its sole discretion, decide not to act on the Equity Incentive Plan Resolution.

Summary of New Omnibus Equity Plan

The principal features of the New Omnibus Equity Plan are summarized below.

Purpose

The purpose of the New Omnibus Equity Plan will be to enable the Corporation and its affiliated companies to promote the success, and enhance the value, of the Corporation, and its affiliated companies by linking the personal interests of the employees, officers, consultants, independent contractors, advisors and directors of the Corporation and its affiliated companies to those of the Corporation shareholders and by providing such persons with an incentive for outstanding performance. The New Omnibus Equity Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract, and retain the services of employees, officers, consultants, independent contractors, advisors and directors upon whose judgment, interest, and special effort the successful conduct of the Corporation’s operation will be largely dependent.

The New Omnibus Equity Plan will permit the grant of: (i) non-qualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”); (ii) restricted stock awards (“Restricted Stock”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock units (“Restricted Stock Units”), and (v) any other right or interest relating to Subordinate Voting Shares or cash as will be determined by the Compensation and Corporate Governance Committee, which are referred to collectively as “Awards,” as more fully described below.

Eligibility

Any of the employees, officers, directors, independent contractors, advisors, consultants of the Corporation or any of its affiliated entities will be eligible to participate in the New Omnibus Equity Plan if selected by the Compensation and Corporate Governance Committee (the “Participants”). The basis of participation of an individual under the New Omnibus Equity Plan, and the type and amount of any Award that a Participant will be entitled to receive under the New Omnibus Equity Plan, will be determined by the Compensation and Corporate Governance Committee based on its judgment as to the best interests of the Corporation and its shareholders, and therefore cannot be determined in advance.

The maximum number of Subordinate Voting Shares that may be issued under the New Omnibus Equity Plan shall be 10% of the number of issued and outstanding Subordinate Voting Shares from time to time, on a fully diluted and an as-converted basis (which includes the conversion of the Proportionate Voting Shares on a 40:1 basis and Multiple Voting Shares on a 1:1 and the redemption or exchange, as applicable, on a 1:1 basis of the outstanding units of Acreage, the Corporation’s outstanding warrants and options and the Class B non-voting common shares of Acreage Holdings WC, Inc., a Nevada corporation, into Subordinate Voting Shares). Such Awards may be made in any form permitted under the New Omnibus Equity Plan, in any combinations recommended by the Compensation and Corporate Governance Committee and approved by the Board.

To the extent that an Award is canceled, is forfeited, terminates, expires or lapses for any reason, any Subordinate Voting Shares subject to the Award will again be available for the grant of an Award under the New Omnibus Equity Plan and shares subject to SARs or other Awards settled in cash will be available for the grant of an Award under the New Omnibus Equity Plan. Any shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased on the open market.

Awards

Options

It is intended that the Compensation and Corporate Governance Committee will be authorized to grant Options to purchase Subordinate Voting Shares that are either ISOs, meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the New Omnibus Equity Plan will be subject to the terms and conditions established by the Compensation and Corporate Governance Committee. Under the terms of the New Omnibus Equity Plan, the exercise price of the Options will not be less than the fair market value (as determined under the New Omnibus Equity Plan) of the Subordinate Voting Shares at the time of grant. Options granted under the New Omnibus Equity Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation and Corporate Governance Committee and specified in the applicable award agreement. The maximum term of an option granted under the New Omnibus Equity Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Compensation and Corporate Governance Committee may determine to be appropriate.

Stock Appreciation Rights

A SAR will entitle the recipient to receive, upon exercise of the SAR, the increase in the fair market value (as determined under the New Omnibus Equity Plan) of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares.

In the case of termination of employment or consultancy by the Corporation or an affiliated entity, as applicable, (whether with or without cause), the value to be paid to the Participant for any vested SARs, shall be the excess, if any, of (i) the fair market value of the Subordinate Voting Shares as of the date of such termination, over (ii) the net book value of the Subordinate Voting Shares determined in good faith by the Board in its sole discretion as of the last day of the month immediately preceding the date of termination. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable.

Restricted Stock Units

An award of Restricted Stock Units is a right to receive Subordinate Voting Shares or cash at the end of a specified deferral period which will be determined by the Compensation and Corporate Governance Committee, which right may be conditioned on the satisfaction of certain requirements.

In the case of termination of employment or consultancy by the Corporation or an affiliated entity, as applicable, except as otherwise determined by the Compensation and Corporate Governance Committee or if terminated for “cause”, any outstanding Restricted Stock Units which have vested on or prior to the Participant’s termination date shall be settled in accordance with their terms. In the event of termination for cause, all Restricted Stock Units shall terminate and become null and void whether vested or unvested.

Restricted Stock

An award of Restricted Stock is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Compensation and Corporate Governance Committee will determine the price, if any, to be paid by the Participant for each Subordinate Voting Share subject to a Restricted Stock Award.

Any award of Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Compensation and Corporate Governance Committee may impose in its sole discretion (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Compensation and Corporate Governance Committee shall determine at the time of the grant of such Award or thereafter.

Except as otherwise determined by the Compensation and Corporate Governance Committee at the time of the grant of the Award or thereafter, upon termination of employment during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Corporation; provided, the Compensation and Corporate Governance Committee may provide in any agreement governing the Award that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Board may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

General

The Compensation and Corporate Governance Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the New Omnibus Equity Plan shall be non-transferable except by will or by the laws of descent and distribution. Except as explicitly provided in an Award, no Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs or Restricted Stock, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the New Omnibus Equity Plan except in compliance with all applicable laws.

Subject to the Compensation and Corporate Governance Committee’s ability to amend and modify the New Omnibus Equity Plan as provided therein, the Board may amend, alter, suspend, discontinue or terminate the New Omnibus Equity Plan and the Compensation and Corporate Governance Committee may amend any outstanding Award at any time; provided that: (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Corporation’s shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the New Omnibus Equity Plan (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange); and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder’s permission.

In the event the Subordinate Voting Shares shall be changed into or exchanged for a different number or class of shares of stock or securities of the Corporation or of another corporation, whether through reorganization, recapitalization, reclassification, share exchange, stock split-up, combination of shares, merger or consolidation, the authorization limits set out in the New Omnibus Equity Plan on the number of Subordinate Voting Shares reserved thereunder shall be adjusted proportionately, and there shall be substituted for each such share of Subordinate Voting Shares then subject to each Award the number and class of shares into which each outstanding Subordinate Voting Share shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to each Award, or, there shall be made such other equitable adjustment as the Compensation and Corporate Governance Committee may, in its sole and absolute discretion, approve.

Tax Withholding

The Corporation may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation’s Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6V - Statement of Executive Compensation - Venture Issuers, is set forth below, which contains information about the compensation paid to, or earned by, the Corporation’s Chief Executive Officer, Chief Financial Officer and the next most highly compensated executive officer of the Corporation earning more than CDN$150,000.00 in total compensation as at August 31, 2017 (the “Named Executive Officers” or “NEOs”). Based on the foregoing, Michael B. Stein, President, Secretary and Director of the Corporation, and Gabriel Nachman, Chief Financial Officer and Director of the Corporation, are the Corporation’s only Named Executive Officers as at August 31, 2017.

Compensation Discussion and Analysis

The Corporation has been inactive since 2002 and is currently in the process of reorganizing its affairs. It has no current business and no compensation has been paid by the Corporation to any of its officers or directors in the past two most recently completed financial years, except for stock incentive options granted to the directors of the Corporation. As such, the Corporation has not yet determined the compensation to be paid to officers and directors going forward or developed a new compensation program and policy. The Corporation does not have a compensation committee.

Stock Options and Other Compensation Securities

No stock options or compensation securities were granted, issued or exercised by any NEO or director during the financial year ended August 31, 2017.

Employment Agreements, Termination and Change of Control Benefits

The Corporation does not have any employment agreements with any of its employees and does not have any termination or change of control obligations.

Pension Plan Benefits

No pension or retirement benefits plans have been instituted and none are proposed at this time.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of the Corporation has carefully considered the Corporate Governance Guidelines (the “Guidelines”) adopted by the TSX Venture Exchange (“TSXV”) and believes it to be in the best interests of the Corporation to promote best corporate governance practices. Since the Corporation has been inactive since 2002, the Board has not implemented any formal corporate governance policies during this time.

Corporate Governance Disclosure

The information required to be disclosed by National Policy 58-101 Disclosure of Corporate Governance Practices is attached to this Information Circular as Schedule “C”.

The Corporation has established an Audit Committee that assists the Board in its oversight of: (i) the integrity of the financial reporting of the Corporation; (ii) the independence and performance of the Corporation’s external auditors; and (iii) the Corporation’s compliance with legal and regulatory requirements. The members of the Audit Committee are Messrs. Nachman (Chairman), Hariton and Polisuk. Messrs. Hariton and Polisuk being independent directors as defined in the Guidelines. Members of the Audit Committee do not receive compensation for sitting on the committee or attending meetings of the committee.

The charter of the Audit Committee and other information required to be disclosed by Form 52-110F2 is attached to this Information Circular as Schedule “D”.

Indebtedness of Directors, Executive Officers and Senior Officers

During the fiscal years ended August 31, 2017 and August 31, 2016 no loans were made by the Corporation to any senior officer, director or proposed nominee for election as a director or any key employee of the Corporation, or any of their respective associates, for any reason whatsoever.

Related-Party Transactions

Except as otherwise described herein and the Corporation’s audited financial statements for the year ended August 31, 2017, no other related party transactions were completed by the Corporation during its financial year ended August 31, 2017.

During the financial year ended August 31, 2017, Michael Stein, the Corporation’s President, Chief Executive Officer, Secretary and a director paid certain expenses of the Corporation in exchange for a shareholder loan bearing interest at 10% per annum and secured by a general security agreement (the “Shareholder Loan”). As at August 31, 2018 the amount of the Shareholder Loan was approximately $147,000.

On April 27, 2016, the Corporation agreed to settle an aggregate of $645,154 of indebtedness (the “Settlement”) owed to Mr. Michael Stein and WFE, in exchange for the issuance of a secured debenture convertible into Subordinate Voting Shares in the principal amount of $343,154 to Mr. Stein (the “Class A Debenture”), and a secured debenture convertible into Class B Multiple Voting Shares in the principal amount of $302,000 to WFE (the “Class B Debenture”). All or any portion of the outstanding principal amount of indebtedness or any outstanding interest payments under the Class A Debenture is convertible at the option of the holder into units (the “Class A Units”) at a conversion price of $0.05 per Class A Unit at any time prior to April 27, 2018 (the “Maturity Date”). Each Class A Unit consists of one Subordinate Voting Share and one share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to acquire one Subordinate Voting Share at a price of $0.06 per Subordinate Voting Share until two (2) years from the date of issuance. All or any portion of the outstanding principal amount or any outstanding interest payments of indebtedness under the Class B Debenture is convertible at the option of the holder into units (the “Class B Units”) at a conversion price of $0.05 per Class B Unit at any time prior to the Maturity Date. Each Class B Unit consists of one Class B Multiple Voting Share and one Warrant.

On May 30, 2017, the Class B Debenture was converted into 6,700,260 Class B Units at $0.05 per unit, comprising of 6,700,260 Class B Multiple Voting Shares and 6,700,260 Warrants. On May 22, 2018, the Corporation entered into an amending agreement in respect of the Class A Debenture extending the Maturity Date to October 27, 2020.

Interest of Insiders in Material Transactions

No insider of the Corporation, or associate or affiliate of the Corporation, has any material interest, direct or indirect, in any transaction completed during the Corporation’s last fiscal year ended August 31, 2017 or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation other than as disclosed in the “Related Party Transactions” section above or in the audited financial statements of the Corporation for the year ended August 31, 2017, a copy of which accompanies this Information Circular.

DIVIDEND POLICY

The Corporation has not paid any dividends on its Subordinate Voting Shares, Class B Multiple Voting Shares or Preference Shares to date and does not expect to pay dividends on such shares in the foreseeable future. It is anticipated that all available funds will be used to finance the future development of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Subordinate Voting Shares to be issued upon exercise of outstanding options (the “Outstanding Options”) issued pursuant to compensation plans under which equity securities of the Corporation are authorized for issuance, the weighted average exercise price of such Outstanding Options and the number of Subordinate Voting Shares remaining available for future issuance under such compensation plans as at August 31, 2017.

Plan Category	Number of securities to be issued upon exercise of Outstanding Options(1)	Weighted-average exercise price of Outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders(1)	750,000 Subordinate Voting Shares	$0.05 per Outstanding Option	72,803 Outstanding Options
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	750,000 Subordinate Voting Shares	$0.05 per Outstanding Option	72,803 Outstanding Options

Note:

(1)	The Corporation currently has a “rolling” stock option plan (the “Stock Option Plan”) which provides that the maximum number of Subordinate Voting Shares and Class B Multiple Voting Shares reserved for issuance and which will be available for purchase pursuant to options granted under the Stock Option Plan will not exceed that number which represents ten percent (10%) of the issued and outstanding Subordinate Voting Shares and that number which represents ten percent (10%) of the issued and outstanding Class B Multiple Voting Shares, respectively, as at the date of grant, which was approved by the Shareholders of the Corporation at the Corporation’s annual general and special meeting held on June 4, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Corporation or person who acted in such capacity in the last financial year of the Corporation, or any other individual who at any time during the most recently completed financial year of the Corporation was a director of the Corporation or any associate of the Corporation, is indebted to the Corporation, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

MANAGEMENT CONTRACTS

No management functions of the Corporation are to any substantial degree performed by any other person or company other than by the directors or executive officers of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, the directors and officers of the Corporation are not aware of any transaction since the beginning of the Corporation’s last completed financial year or any proposed transaction that has materially affected or will materially affect the Corporation in which any director or senior officer of the Corporation, any proposed management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the voting securities of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect.

OTHER MATTERS

The management of the Corporation knows of no other matters to come before the Meeting other than as set forth in the notice of the Meeting. However, if other matters which are not known to management should properly come before the Meeting or any adjournment or adjournments thereof, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Shareholders may request copies of the Corporation’s financial statements and Management Discussion and Analysis by contacting the Corporation at (416) 410-7722.

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular to the Shareholders of the Corporation have been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of the 5th day of October, 2018.

DATED at Toronto, Ontario as of the 5th day of October, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF
APPLIED INVENTIONS MANAGEMENT CORP.

“Michael B. Stein”

Michael B. Stein
President and Director

SCHEDULE “A”

ARTICLES

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ACREAGE HOLDINGS, INC.

(the “Company”)

The attached are the Articles of the Company pursuant to Section 302(i)(c) of the Business Corporations Act (British Columbia) following the continuance of the Company into British Columbia on •, 2018.

Full name and signature of a director	Date of Signing

Signature
Name of Director:	•, 2018

Incorporation Number: •

ACREAGE HOLDINGS, INC.

(THE “COMPANY”)

ARTICLES

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ARTICLE 1 - INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(c)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(d)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(e)	“legal personal representative” means the personal or other legal representative of the shareholder;

(f)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(g)	“registered address” of a shareholder means the shareholder's address as recorded in the central securities register;

(h)	“seal” means the seal of the Company, if any;

(i)	“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(j)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(k)	“Statutory Reporting Company Provisions” has the meaning assigned in the Act.

1.2	Applicable Definitions and Rules of Interpretation

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict or inconsistency between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail in relation to the use of the terms in these Articles. If there is a conflict between these Articles and the Act, the Act will prevail.

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ARTICLE 2 - SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Act. The directors may, by resolution, provide that; (a) the shares of any or all of the classes and series of the Company's shares must be uncertificated shares; or (b) any specified shares must be uncertificated shares. Within reasonable time after the issue or transfer of a share that is an uncertificated share, the Company must send to the shareholder a written notice containing the information required to be stated on a share certificate under the Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, on request, to receive, without charge, (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to a duly acknowledged agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail, stolen or otherwise undelivered.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

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(b)	any indemnity the directors consider adequate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Act, determined by the directors.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

2.11	Direct Registration System

For greater certainty, but subject to this Article 2.11, a registered shareholder may have his holdings of shares of the Company evidenced by an electronic, book-based, direct registration system or other non- certificated entry or position on the register of shareholders to be kept by the Company in place of a physical share certificate pursuant to such registration system as may be adopted by the Company, in conjunction with its transfer agent. This Article 2.11 shall be read such that a registered holder of shares of the Company pursuant to any such electronic, book-based, direct registration service or other non- certificated entry or position shall be entitled to all of the same benefits, rights and entitlements and shall incur the same duties and obligations as a registered holder of shares evidenced by a physical share certificate. The Company and its transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a share registration system by electronic, book-based, direct registration system or other non-certificated means.

ARTICLE 3 - ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Act, the rights of the holders of issued shares of the Company, and Article 27.6(b)(ii), the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share and may include a premium.

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3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4 - SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

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ARTICLE 5 - SHARE TRANSFERS

5.1	Registering Transfers

Subject to Article 25 and Article 28.7, no transfer of a share of the Company shall be registered unless the following has been received by the Company:

(a)	in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)	in the case of a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate that has been issued by the Company in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(c)	in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(d)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

An instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors, or the transfer agent for the class or series of shares to be transferred, from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

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5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6 - TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company.

ARTICLE 7 - PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

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(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

7.4	Redemption

If the Company proposes to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such class or series of shares, decide the manner in which the shares to be redeemed are to be selected.

ARTICLE 8 - BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9 - ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Act, the Company may by resolution of the directors:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subject to Article 26.5 and Article 27.5, subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

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(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2	Special Rights and Restrictions

Subject to the Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by resolution of the directors or by special resolution authorize an alteration to its Notice of Articles in order to change its name and may, by ordinary resolution or directors’ resolution, adopt or change any translation of that name.

9.4	Other Alterations

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10 - MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected in the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

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10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders, to be held at such time and place as the directors may determine.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5	Notice of Resolution to Which Shareholders May Dissent

The Company must send to each of its shareholders whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered that specifies the date of the meeting and contains a statement advising of the right to send a notice of dissent and a copy of the proposed resolution.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

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10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company's records office, or at such other reasonably accessible location in British Columbia or by electronic access as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10	Location of Annual General Meeting

The Company may by resolution of the directors choose a location outside of British Columbia for the purpose of any general meeting of shareholders.

10.11	Notice of Dissent Rights

The minimum number of days, before the date of a meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered, by which a copy of the proposed resolution and a notice of the meeting specifying the date of the meeting and advising of the right to send a notice of dissent is to be sent pursuant to the Act to all shareholders of the Company, whether or not their shares carry the right to vote, is:

(a)	if and for so long as the Company is a public company, 21 days; or

(b)	otherwise, 10 days.

ARTICLE 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

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(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(viii)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders entitled to vote at the meeting who hold, in the aggregate, at least 25% of the votes attached to the outstanding voting shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present by the directors or by the chair of the meeting and any persons entitled or required under the Act to be present at the meeting, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at that meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

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(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

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11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

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11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12 - VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

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(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.14 apply only insofar as they are not inconsistent with any applicable legislation, including without limitation securities legislation, or the rules of any stock exchange on which securities of the Company may be listed.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders who need not be shareholders to act in the place of an absent proxy holder.

12.9	Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

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(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.10	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.11	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

12.12	Revocation of Proxy

Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.13	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

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(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.15	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

ARTICLE 13 - DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

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13.3	Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

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14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Act.

14.3	Failure to Elect or Appoint Directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors but, if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purposes of appointing directors up to that number, summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors, or, subject to the Act, for any other purpose.

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14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders by ordinary resolution may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may by ordinary resolution elect or appoint a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

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ARTICLE 15 - POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors related to the constitution of the board of directors and any committee of the directors, to appoint or remove officers and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub- delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

15.3	Remuneration of the auditor

The directors may set the remuneration of the auditor without the prior approval of the shareholders.

ARTICLE 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

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16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	Professional Services by Director or Officer

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17 -PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting will not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

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(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Act and these Articles to be present at the meeting.

17.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, or as provided in Article 17.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of entitlement to notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

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17.10	Quorum

The quorum necessary for the transaction of the business of the directors is a majority of directors.

17.11	Validity of Acts Where Appointment Defective

Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by any written instrument, fax, email or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18 - EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

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(b)	delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3	Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5	Committee Meetings

Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their members to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

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ARTICLE 19 - OFFICERS

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20 - INDEMNIFICATION

20.1	Definitions

In this Article 20:

(a)	“eligible party” means an individual who:

(i)	is or was a director or officer of the Company;

(ii)	is or was a director or officer of another corporation,

A.	at a time when the corporation is or was an affiliate of the Company, or

B.	at the request of the Company; or

(iii)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

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(c)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)	“expenses” has the meaning set out in the Act.

20.2	Mandatory Indemnification of Eligible Parties

Subject to the Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3	Indemnification of Other Persons

Subject to any restrictions in the Act, the Company may indemnify any person.

20.4	Non-Compliance with Act

The failure of an eligible party to comply with the Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21 - DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

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21.2	Declaration of Dividends

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

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21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing all or part of such retained earnings or surplus or any part of the retained earnings or surplus.

ARTICLE 22 - DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 23 - NOTICES

23.1	Method of Giving Notice

Unless the Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder's registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

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(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder's registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	unless the intended recipient is the auditor of the Company, sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

23.2	Deemed Receipt of Mailing

(a)	A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

(b)	a record that is faxed to a person referred to in Article 23.1 is deemed to be received by that person on the day it was faxed; and

(c)	a record that was emailed to a person referred to in Article 23.1 is deemed to be received by the person to whom it was emailed on the day it was emailed.

23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

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(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company will not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 24 - SEAL

24.1	Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3	Signing Authority

In the event that the Company does not have a seal or wishes to execute a document without affixing a seal, any documents requiring signature on behalf of the Company may be signed by any one or more of the directors or officers of the Company, unless a contrary intention is expressed in a directors’ resolution.

24.4	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

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ARTICLE 25 - PROHIBITIONS

25.1	Definitions

In this Article 25:

(a)	“designated security” means a security of the Company other than a non-convertible debt security;

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

25.2	Application

Article 25 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3	Consent Required for Transfer of Shares or Designated Securities

Subject to Article 25.2, no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SUBORDINATE VOTING SHARES

26.1	Voting

The holders of Class A subordinate voting shares (“Subordinate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

26.2	Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

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26.3	Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time. The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by forty (40); and (ii) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in:

(a)	(i) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or

(ii)       Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by forty (40); and

(b)	(i) Multiple Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share divided by 3000; or

(ii)       Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

26.4	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by forty (40); and (ii) the amount of such distribution per Multiple Voting Share.

26.5	Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

26.6	Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

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(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.025 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of forty (40) Subordinate Voting Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than forty (40).

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Voting Share Conversion Right is exercised, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

To exercise the Subordinate Voting Share Conversion Right, a holder of Subordinate Voting Shares or his or her attorney, duly authorized in writing, shall:

(i)	give written notice of exercise of the Subordinate Voting Share Conversion Right to the transfer agent for the Subordinate Voting Shares, and of the number of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised;

(ii)	deliver to the transfer agent for the Subordinate Voting Shares any share certificate or certificates representing the Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No certificates representing Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right will be delivered to the holders of Subordinate Voting Shares. If Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Voting Shares, such Proportionate Voting Shares and any fractions thereof issued shall automatically, without further action on the part of the holder thereof, be reconverted into Subordinate Voting Shares on the basis of one (1) Proportionate Voting Share for forty (40) Subordinate Voting Shares, and the Company will procure that the transfer agent for the Subordinate Voting Shares shall send to such holder a direct registration statement, certificate or certificates representing the Subordinate Voting Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deliver to the holders of such Proportionate Voting Shares the consideration paid for such Proportionate Voting Shares by such Offeror.

ARTICLE 27 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PROPORTIONATE VOTING SHARES

27.1	Voting

The holders of Class B proportionate voting shares (“Proportionate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 27.2 and 27.3, each Proportionate Voting Share shall entitle the holder to forty (40) votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by forty (40) and rounding the product down to the nearest whole number, at each such meeting.

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27.2	Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares and Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

27.3	Shares Superior to Proportionate Voting Shares

(a)	The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares and Multiple Voting Shares expressed by separate ordinary resolution.

(b)	At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder to one (1) vote and each fraction of a Proportional Voting Share and Multiple Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

27.4	Dividends

(a)	The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by forty (40).

(b)	The directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) Proportionate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40).

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(c)	The directors may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Shares equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40).

(d)	Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

27.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by forty (40); and (ii) the amount of such distribution per Multiple Voting Share multiplied by forty (40); and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

27.6	Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.7	Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 27.7, holders of Proportionate Voting Shares and Multiple Voting Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by forty (40). Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by forty (40).

(b)	Right to Convert Multiple Voting Shares. Each Multiple Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares in respect of which the Share Conversion Right is exercised by one (1). Fractions of Multiple Voting Shares may be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one (1).

(c)	Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

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(d)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares pursuant to this Article 27.7 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares or Multiple Voting Shares, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the basis that each Subordinate Voting Share, Proportionate Voting Share and Multiple Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Multiple Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(e)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares or Multiple Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares or Multiple Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares and Multiple Voting Shares held by such holder.

D = Aggregate Number of All Proportionate Voting Shares and Multiple Voting Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares or Multiple Voting Shares, the Company will provide each holder of Proportionate Voting Shares or Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares or Multiple Voting Shares exercising the Share Conversion Right.

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Notwithstanding the provisions of Articles 27.7(d) and e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(f)	Disputes.

(i)	Any holder of Proportionate Voting Shares or Multiple Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares or Multiple Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within 5 (five) business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within 5 (five) business days of such response, then the Company and the holder shall, within 1 (one) business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than 5 (five) business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)	In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares or Multiple Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 27.7(f)(i).

(g)	Mechanics of Conversion. Before any holder of Proportionate Voting Shares or Multiple Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares or Multiple Voting Shares into Subordinate Voting Shares in accordance with Articles 27.7(a) or (b), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares or Multiple Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares or Multiple Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

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ARTICLE 28 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO MULTIPLE VOTING SHARES

28.1	Voting

The holders of Class C multiple voting shares (“Multiple Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.2 and 28.3, each Multiple Voting Share shall entitle the holder to three thousand (3,000) votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by three thousand (3,000) and rounding the product down to the nearest whole number, at each such meeting.

28.2	Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares called to consider such a separate special resolution, each Multiple Voting Share shall entitle the holder to one (1) vote and each fraction of a Multiple Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

28.3	Shares Superior to Multiple Voting Shares

(a)	The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the Multiple Voting Shares expressed by separate ordinary resolution.

(b)	At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one (1) vote and each fraction of a Multiple Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

28.4	Dividends

(a)	The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by forty (40).

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(b)	The directors may declare a stock dividend payable in Proportionate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Multiple Voting Share multiplied by forty (40).

(c)	The directors may declare a stock dividend payable in Subordinate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Shares equal to the amount of the dividend declared per Multiple Voting Share multiplied by forty (40).

(d)	Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

28.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by forty (40); and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.6	Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.7	Transfer of Multiple Voting Shares

No Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of without the written consent of the directors, and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

28.8	Mandatory Conversion of Multiple Voting Shares

(a)	Definitions. In this Article 28.8:

(i)	“Acreage” means High Street Capital Partners, LLC, d/b/a Acreage Holdings;

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(ii)	“Definitive Agreement” means the business combination agreement between, inter alia, the Company, Acreage, Finco and Merger Sub dated September 21, 2018;

(iii)	“Finco” means Acreage Finco B.C. Ltd., a corporation existing under the laws of the province of British Columbia;

(iv)	“Membership Interests” means the Class B, Class C and Class C.1 Membership Units of Acreage;

(v)	“Merger Sub” means HSCP Merger Corp., a wholly-owned subsidiary of the Company existing under the laws of the province of British Columbia; and

(vi)	“Reverse Takeover” means the completion of the combination of the businesses of the Company, Acreage, Finco and Merger Sub pursuant to the Definitive Agreement.

(b)	Mandatory Conversion. All issued and outstanding Multiple Voting Shares will automatically, without any action on the part of the holder, be converted into Subordinate Voting Shares on the basis of one (1) Subordinate Voting Share for one (1) Multiple Voting Share upon the earliest of the date that: (i) the aggregate number of Multiple Voting Shares held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Multiple Voting Shares held by such holder together with its affiliates on the date of completion of the Reverse Takeover (the “RTO Closing Date”), (ii) the aggregate number of Membership Interests held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Membership Interests held by such holder together with its affiliates on the RTO Closing Date, and (iii) is five (5) years following the RTO Closing Date (the “Mandatory Conversion Record Date”). On the Mandatory Conversion Record Date, each certificate representing Multiple Voting Shares shall thenceforth be null and void. Within twenty (20) days of the Mandatory Conversion Record Date, the Company will send, or cause its transfer agent to send, notice thereof to all former holders of Multiple Voting Shares (a “Mandatory Conversion Notice”) specifying:

(i)	the Mandatory Conversion Record Date;

(ii)	the number of Subordinate Voting Shares into which the Multiple Voting Shares held by such holder have been converted; and

(iii)	the address of record of such holder.

As soon as practicable after the sending of the Mandatory Conversion Notice, the Company shall issue or shall cause its transfer agent to issue to each holder of Multiple Voting Shares certificates representing the number of Subordinate Voting Shares into which the Multiple Voting Shares have been converted.

From Mandatory Conversion Record Date, the directors shall no longer be entitled to issue any further Multiple Voting Shares whatsoever.

ARTICLE 29 ADVANCE NOTICE PROVISIONS

29.1	Nomination of Directors

(a)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election as directors may be made at any general meeting of shareholders if one of the purposes for which the general meeting was called was the election of directors:

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(i)	by or at the direction of the directors, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 29.1 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 29.1.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

(c)	To be timely, a Nominating Shareholder's notice to the Secretary of the Company must be given:

(i)	in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date;

(ii)	in the case of any other general meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the general meeting of shareholders was made. In no event shall any adjournment or postponement of a general meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above;

(iii)	if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the notice date in respect of the meeting is not fewer than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

(d)	To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set forth:

(i)                  as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the general meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to Canadian securities legislation; and

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(ii)	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to Canadian securities legislation.

(e)	The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(f)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 29.1; provided, however, that nothing in this Article 29.1 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Article 29.1 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this Article 29.1, “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(h)	Notwithstanding Article 23 and any other provision of this Article 29.1, notice given to the Secretary of the Company pursuant to this Article 29.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 29.1.

A - 44

ARTICLE 30 - FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the Court of Appeal of British Columbia (together, “British Columbia Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(a)	any derivative action or proceeding brought by any person on behalf of the Company;

(b)	any action or proceeding asserting a claim of breach of a fiduciary duty owed to the Company by any director, officer or other employee of the Company;

(c)	any action or proceeding asserting a claim arising pursuant to any provision of the Act or these Articles (as either may be amended from time to time; and

(d)	Any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors, officers or any of them, but excluding claims relating to the business carried on by the Company or such affiliates.

If any action or proceeding, the subject matter of which is within the scope of the actions or proceedings referred to in Article 30(a)-(d) is commenced in a Court other than a Court located within the Province of British Columbia (a “Foreign Action”) in the name of any shareholder or holder of other securities of the Company, such shareholder or other securityholder shall be deemed to have consented to:

(a)	The personal jurisdiction of the British Columbia Courts in connection with any action or proceeding brought in the British Columbia Courts to enforce the provisions of this Article 30; and

(b)	service of process in any such action or proceeding upon such shareholder or other securityholder by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder or other securityholder.

SCHEDULE "B"

SUMMARY OF DISSENT RIGHTS

Section 185 of the OBCA provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of the shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Beneficial Holder”) are registered either: (i) in the name of an intermediary that the Beneficial Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise the right to dissent under section 185 of the OBCA directly (unless the shares are re-registered in the Beneficial Holder’s name). A Beneficial Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Beneficial Holder deals with in respect of the applicable shares and either: (i) instruct the intermediary to exercise the right to dissent on the Beneficial Holder’s behalf (which, if the shares are registered in the name of CDS or another clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Beneficial Holder, in which case the Beneficial Holder would then have to exercise the right to dissent directly.

A registered Shareholder who wishes to invoke the provisions of section 185 of the OBCA (a “Dissenting Shareholder”) must send the Corporation a written objection to the Continuance Resolution (a “Notice of Dissent”) at the following address: Suite 801, 1 Adelaide Street East, Toronto, Ontario M5C 2V9 Attention: Mr. Barry Polisuk. The Notice of Dissent must be sent at or before the Meeting. The sending of a Notice of Dissent does not deprive a registered Shareholder of his or her right to vote on the Continuance Resolution, but a vote either in person or by proxy against the Continuance Resolution does not constitute a Notice of Dissent.

Within 10 days after the Continuance Resolution is approved, the Corporation must send a notice confirming passage for such resolution (the “Approval Notice”) to those Dissenting Shareholders who have not withdrawn their Notices of Dissent and did not vote in favour of the Continuance Resolution at the Meeting. Within 20 days after receipt of such Approval Notice (or if a Dissenting Shareholder entitled to receive the Approval Notice does not receive such Approval Notice, within 20 days after he, she or it learns of the approval of the applicable resolution), a Dissenting Shareholder who has not withdrawn her, his or its Notice of Dissent and did not vote in favour of the Continuance Resolution at the Meeting must send the Corporation a written notice containing her, his or its name and address, the number of shares of the Corporation held and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, such Dissenting Shareholder must also send the Corporation the appropriate share certificate(s), if any. If the continuance of the Corporation into British Columbia becomes effective, the Corporation is required to determine the fair value of the Subordinate Voting Shares and/or Class B Multiple Voting Shares of the Corporation and to make a written offer to the Dissenting Shareholder to pay such amount. The fair value of those shares is to be determined as of the close of business on the last business day before the date on which the Continuance Resolution was adopted. If the Corporation fails to make a written offer or such offer is not accepted within 50 days after the continuance of the Corporation into British Columbia, the Corporation may apply to the court to fix the fair value of such Subordinate Voting Shares and/or Class B Multiple Voting Shares, as applicable. There is no obligation on the Corporation to apply to the court. If the Corporation fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days. If an application is made by either party, the final order of the court will fix the fair value of the Subordinate Voting Shares and/or Class B Multiple Voting Shares of all Dissenting Shareholders. The court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date the shareholder ceased to have any rights by reason of their dissent until the date of payment.

A Dissenting Shareholder will cease to have any rights as a shareholder of the Corporation other than the right to be paid the fair value for her, his or its Subordinate Voting Shares and/or Class B Multiple Voting Shares upon the earliest of: (i) the continuance of the Corporation into British Columbia becoming effective; (ii) the Corporation and the Dissenting Shareholder entering into an agreement as to the payment to be made by the Corporation for the Dissenting Shareholder’s shares; or (iii) the Court making an order fixing the fair value of the Subordinate Voting Shares and/or Class B Multiple Voting Shares. Until one of these three events occur, the Dissenting Shareholder may withdraw the Notice of Dissent or the Corporation may rescind the Continuance Resolution, and the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

B - 2

Dissenting Shareholders will not have any right other than those granted under the OBCA to have their Subordinate Voting Shares and/or Class B Multiple Voting Shares, as applicable, appraised or to receive the fair value thereof.

The above is only a summary and is expressly subject to the dissenting shareholder provisions of section 185 of the OBCA. The Corporation is not required to notify, and the Corporation will not notify, Shareholders of the time periods within which action must be taken in order for a Shareholder to exercise the Shareholder’s dissent rights. It is recommended that any Shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185(1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)	If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1)       The right to dissent described in subsection (2) applies even if there is only one class of shares.

2006, c. 34, Sched. B, s. 35.

Exception

B - 3

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

(4)	In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

R.S.O. 1990, c. B.16, s. 185 (8).

Idem

B - 4

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder's name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14)	On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

B - 5

R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)       to be sent the notice referred to in subsection 54 (3).

2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

B - 6

R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17)	Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18)	Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19)	If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21)	If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22)	Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

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R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23)	All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24)	Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26)	The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27)	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28)	Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

B - 8

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31)	Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

1994, c. 27, s. 71 (24).

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

1994, c. 27, s. 71 (24).

SCHEDULE “C”

FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Corporation is required and hereby discloses its corporate governance practices as follows:

ITEM 1 - Board of Directors

The Board of the Corporation facilitates its exercise of independent supervision over the Corporation’s management through frequent discussions with management and regular meetings of the Board.

Messrs. Hariton and Polisuk are “independent” directors of the Corporation in that they are free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the directors’ ability to act with the best interests of the Corporation, other than the interests and relationships arising from shareholdings.

Messrs. Michael B. Stein (President and Secretary), and Gabriel Nachman (Chief Financial Officer) are senior officers of the Corporation and are therefore not independent.

ITEM 2 - Directorships

If the Business Combination is completed, the Board Nominee will become the directors of the Corporation.

The following table sets forth the directors of the Corporation, the proposed nominees to sit on the Board prior to completion of the Business Combination and the proposed Board Nominees to sit on the Board following completion of the Business Combination, who are also currently directors of the following other reporting issuers:

NAME OF DIRECTOR	NAME OF REPORTING ISSUER	TERM
Michael B. Stein	Maricann Group Inc. (WAYL - CSE)	December 2017 to Present
	Majesta Minerals Inc. (not currently listed on a stock exchange)	August 2018 to Present
Barry Polisuk	Nurcapital Corporation Ltd. (NCL.P - TSXV)	January 8, 2015 to Present
	Academy Explorations Limited (not currently listed on a stock exchange)	June 2018 to Present
	Canntab Therapeutics Limited (PILL - CSE)	April 2018 to Present
Gabriel Nachman	Majesta Minerals Inc. (not currently listed on a stock exchange)	August 2018 to Present
Douglas Maine	Albemarle Corp. (NYSE: ALB) Northrop Grumman Innovation Systems, Inc. (formerly, Orbital- ATK, Inc.) (NYSE: OA)	2015 to Present 2006 to Present

C-2

ITEM 3 - Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new directors are provided with access to publicly filed documents of the Corporation, internal financial information and reports to ensure that they are familiar with the Corporation’s business and the procedures of the Board. In addition, directors are encouraged to meet with management on a regular basis.

ITEM 4 - Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the Board of Directors the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.

ITEM 5 - Nomination of Directors

The Board is responsible for identifying individuals believed to be qualified to become board members. In identifying candidates, the Board shall consider the following factors: judgment, skill, integrity, independence, diversity, experience with business and organizations of comparable size, the interplay of a candidate’s experience with the experience of other Boards’ members, willingness to commit the necessary time and energy to serve as director, and a genuine interest in the Corporation’s business, and the extent to which a candidate would be a desirable addition to the Board or any committees of the Board.

ITEM 6 - Compensation

The Board determines compensation payable to officers and directors of the Corporation. The Board will review compensation paid for directors and CEOs of companies of similar business, size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.

ITEM 7 - Other Board Committees

Currently, the only committee of the Board is the Audit Committee. The Audit Committee assists the Board in its oversight of: (i) the integrity of the financing reporting of the Corporation; (ii) the independence and performance of the Corporation’s external auditors; and (iii) the Corporation’s compliance with legal and regulatory requirements. The members of the Audit Committee are Messrs. Nachman (Chairman), Hariton and Polisuk, Messrs. Hariton and Polisuk being independent directors.

ITEM 8 - Assessments

The Board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the Board and Committees.

SCHEDULE “D”

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

1.	The Audit Committee’s Charter

See Exhibit “1” attached hereto.

2.	Composition of the Audit Committee

The current members of the Audit Committee (the “Committee”) are Gabriel Nachman, Nicholas Hariton and Barry Polisuk, all being financially literate. Messrs. Hariton and Polisuk are independent members of the Committee.

“Independent” and “financially literate” have the meaning used in Multilateral Instrument 52-110 (“MI 52-110”) of the Canadian Securities Administrators.

3.	Relevant Education and Experience

Name	Independent of the Corporation	Financially Literate	Relevant Education and Experience
Gabriel Nachman	No	Yes	Gabriel (Gabe) Nachman FCPA, FCA, ICD.D is a Fellow of the Institute of Chartered Accountants of Ontario and was awarded the ICD.D designation by the Institute of Corporate Directors in 2008. He practiced as a Chartered Accountant (CA) with PricewaterhouseCoopers and its legacy firm, Coopers & Lybrand as a partner for 29 years until his retirement in 2008. His area of practice was in the audit assurance and consulting fields, dealing with private and publicly traded companies primarily in the retail, franchise, wholesale distribution, real estate and entertainment and media industries. Gabe had partner responsibility for large publicly traded investment holding companies listed on Canadian and US stock exchanges. He acted for his clients on numerous public debt and equity offerings in Canada and the United States. Gabe is formerly a member of the board of directors of Danbel and Portage (Ontario) Program For Drug Dependencies and current director of Majesta Minerals Inc.

D - 2

Name	Independent of the Corporation	Financially Literate	Relevant Education and Experience
Nicholas Hariton	Yes	Yes

Nicholas Hariton: Since graduating from the University of Southern California, Gould School of Law, Nicholas Hariton has held positions as a director at a private London based finance company, attorney at O’Melveny & Myers LLP, and Managing Director and General Counsel of IPP Trial Consulting, LLC (“IPP”). Mr. Hariton served as the U.S. attorney for the Corporation early in the Corporation’s history. Currently, Mr. Hariton, in addition to his role at IPP, is a founding member of LH Technology Acquisitions, and personally holds three United States Patents, with two additional allowed patent applications.

Barry Polisuk	Yes	Yes	Barry Polisuk: Mr. Polisuk, a graduate of McGill University and University of Ottawa Law Schools, having obtained an LL.B. cum laude and a Quebec Civil Law Degree. Mr. Polisuk was called to the bar in 1988. He has been with Garfinkle, Biderman LLP since 1995 and became a partner in 1997. Mr. Polisuk is a corporate and commercial lawyer, focused on financings, corporate and commercial work, including securities. He has served on the boards of several publicly traded companies including, Richards Oil & Gas Limited, Arehada Mining Limited (formerly Dragon Capital Corporation) and iSign Media Solutions Inc. (formerly Corbal Capital Corp.). He has served as the Corporate Secretary of Mooncor Oil & Gas Corp. and of Solid Gold Resources Corp. and President of Danbel. Mr. Polisuk is currently a director and Corporate Secretary of Nurcapital Corporation Ltd. and a director and Chairman of Canntab Therapeutics Ltd.

4.	Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

5.	Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre- approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed five percent (5%) of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

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6.	Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

7.	External Auditor Service Fees (By Category)

The aggregate fees charged to the Corporation by the external auditor (Collins Barrow Toronto LLP) for the years ended August 31, 2016 and August 31, 2017 are as follows:

FYE 2016		FYE 2017
AUDIT FEES FOR THE YEAR ENDED	$6,500	$10,400
AUDIT RELATED FEES	$110	$260
OTHER FEES	$195	Nil
TOTAL FEES	$6,805	$10,660

The term “Audit Fees” means the aggregate fees billed by the Corporation’s external auditor for services provided in auditing the Corporation’s annual financial statements for the subject year.

The term “Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements for the subject year and are not reported under “Audit Fees”.

The term “Tax Fees” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, and tax planning for the subject year.

The term “All Other Fees” means the aggregate fees billed for products and services provided by the Corporation’s external auditor for the subject year, other than the services reported under the categories of “Audit-Related Fees”, “Tax Fees” and “All Other Fees”.

8.	Exemption

The Corporation is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Corporation, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

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EXHIBIT “1” TO SCHEDULE “D”

APPLIED INVENTIONS MANAGEMENT CORP.

(the “Corporation”)

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I.	Purpose

The Audit Committee is a committee of the board of directors (the “Board”) of the Corporation. The function of the Audit Committee is to assist the Board in fulfilling its responsibilities to the shareholders of the Corporation, the securities regulatory authorities and stock exchanges, the investment community and others by:

(a)	reviewing the annual and interim (quarterly) financial statements, related management discussion and analysis (“MD&A”) and, where applicable, other financial information disclosed by the Corporation to any governmental body or the public, prior to its approval by the Board;

(b)	overseeing the review of interim (quarterly) financial statements and/or MD&A by the Corporation’s external auditor;

(c)	recommending the appointment and compensation of the Corporation’s external auditor, overseeing the external auditor’s qualifications and independence and providing an open avenue of communication among the external auditor, financial and senior management and the Board;

(d)	directly overseeing the work of the external auditor on the audit of annual financial statements; and

(e)	monitoring the Corporation’s financial reporting process and internal controls and compliance with legal and regulatory requirements related thereto.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles (“GAAP”), to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

II.	Composition

1.	The Audit Committee shall have a minimum of three (3) members.

2.	Every Audit Committee member must be a director of the Corporation. The Audit Committee shall be comprised of such directors as are determined by the Board, each of whom shall be independent within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. Pursuant to the Business Corporations Act (Ontario) (the “OBCA”) the majority of the Audit Committee members must not be officers, nor employees of the Corporation or any of its affiliates.

3.	All members of the Audit Committee must have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices and otherwise be financially literate within the meaning of NI 52-110 (or exempt therefrom). Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

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4.	The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Audit Committee members shall hold office until the next annual meeting of shareholders subsequent to their appointment.

5.	Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

6.	The Secretary of the Audit Committee will be appointed by the Chair.

7.	Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee on ceasing to be a Director. The Board may fill vacancies on the Audit Committee by election from among the directors on the Board. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains.

III.	Duties and Responsibilities

1.	The Audit Committee shall review and recommend to the Board for approval:

(a)	the Corporation’s annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A;

(b)	press releases of the Corporation that contain financial information;

(c)	other financial information provided to any governmental body, stock exchange or the public as they see fit;

(d)	documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results and Annual Information Form - when applicable) prior to their release; and

(e)	any other matter not mentioned herein but otherwise required pursuant to applicable laws, including, without limitation, NI 52-110 and the OBCA.

2.	The Audit Committee, in fulfilling its mandate, will:

(a)	satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws;

(b)	review with management relationships with regulators, and the accuracy and timeliness of filing with regulatory authorities (when and if applicable);

(c)	ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

(d)	recommend to the Board the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor;

(e)	review the performance of the external auditor and approve any proposed discharge and replacement of the external auditor when circumstances warrant;

(f)	review the annual audit plans of the internal and external auditors of the Corporation;

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(g)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(h)	monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion or disagreements between management and the external auditor;

(i)	periodically consult with the external auditor out of the presence of management about significant risks or exposure, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

(j)	arrange for the external auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors communicate directly with the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;

(k)	ensure that the external auditors are prohibited from providing non-audit services and approve any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

(l)	review with management and the external auditor the Corporation’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;

(m)	review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;

(n)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(o)	review the expenses of the Chairman and President of the Corporation annually;

(p)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters and the confidential, anonymous submission by the Corporation’s employees of concerns regarding questionable accounting or auditing matters; and

(q)	perform such other duties as required by the Corporation’s incorporating statute and applicable securities legislation and policies, including, without limitation, NI 52-110 and the OBCA.

3.	The Audit Committee may engage independent counsel and other advisors as it determines necessary to carry out its duties, and may set and pay the compensation of such counsel and advisors. The Audit Committee may communicate directly with the Corporation’s internal and external counsel and advisors.

IV.	Meeting Procedures

1.	The Audit Committee shall meet at such times and places as the Audit Committee may determine, but no less than four (4) times per year. The Audit Committee should meet within forty-five (45) days (sixty (60) days in the event the Corporation is a “venture issuer” (as such term is defined in NI 51-102) following the end of the first three (3) financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and shall meet within ninety (90) days (one hundred and twenty (120) days in the event the Corporation is a “venture issuer”) following the end of the financial year end to review and discuss the audited financial results for the preceding year and the related MD&A as well as any accompanying press release, or in both cases, by such earlier times as may be required in order to comply with applicable law or any stock exchange regulation.

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2.	Members of the Audit Committee shall be provided with reasonable notice of the time and place of meetings, which shall be not less than twenty-four (24) hours. The notice period may be waived by all members of the Audit Committee. Each of the Chairman of the Board, the external auditor, the Chief Executive Officer or the Chief Financial Officer shall be entitled to request that any member of the Audit Committee call a meeting.

3.	The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate. The external auditor may, at its option, attend meetings of the Audit Committee.

4.	In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

5.	Meetings of the Audit Committee may be conducted with members in attendance in person, by telephone or by video conference facilities.

6.	Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

7.	A resolution in writing signed by all the members of the Audit Committee is valid as if it had been passed at a meeting of the Audit Committee.

8.	The Audit Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the Corporation.